STATE OF ALABAMA   )
                              :

COUNTY OF JEFFERSON)

AGREEMENT

This Agreement ("Agreement") is made and entered into as of the 8th day of April, 2010 (the "Effective Date") by and between **CSC Enid Properties, LLC**, an Oklahoma limited liability company ("Seller"), and **Riverchase Village ADK, LLC,** a Georgia limited liability company or its designee ("Purchaser").

In consideration of the deposit of the Earnest Money, as defined herein, and the mutual covenants and agreements contained herein, and other good and valuable consideration paid by Purchaser to Seller, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

1.   **Property.**

The property to be purchased by Purchaser shall consist of such real and personal property (other than "Excluded Assets") as is currently encumbered by the lien of a mortgage to Seller dated January 5, 2007 and recorded in the Office of the Judge of Probate of Jefferson County, Alabama, in Book LR 200701, at Page 14260, *et seq.* (the "Mortgage"), a copy of which is attached hereto as Exhibit "A" [all such real and personal property is herein referred to as the "Property"]. The "Excluded Assets" shall include all accounts, accounts receivable, payment intangibles, real estate and other tax or assessment refunds or rebates, and other rights to the payment or money. To Seller's knowledge, the Property consists of The Park at Riverchase, located at 1851 Data Drive in Hoover, Jefferson County, Alabama, containing 105 operating units of senior living residence (the "Facility").

2.   **Purchase Price.**

The purchase price shall be Five Million and 00/100 Dollars ($5,000,000.00) plus or minus prorations as set forth in Section 3(c) hereof and shall be paid in immediately available funds at Closing (the "Purchase Price"). Within three (3) business days of the Effective Date of this Agreement, Purchaser shall tender to the Escrow Agent (as hereinafter defined) the amount of One Hundred Fifty Thousand and 00/100 ($150,000.00) Dollars ("Earnest Money"), which shall be held and disbursed as herein provided. The Purchaser shall deposit the Earnest Money via wire transfer (in accordance with the wire transfer instructions attached hereto as Exhibit "B") with Gregory D. Hughes, Hughes and White, as agent for Chicago Title Insurance Company, 2110 Powers Ferry Road, Suite 440, Atlanta, Georgia 30339 (the "Escrow Agent"). If required by Escrow Agent, Purchaser, Seller and Escrow Agent shall execute and deliver the escrow agreement in the form attached hereto as Exhibit "C".

3.   **Terms of Sale.**

(a)   The sale of the Property shall be made subject to (i) all covenants, conditions, easements, restrictions and reservations of record; (ii) all rights of residents existing under valid written resident agreements; (iv) any information a current and accurate survey of the Property would disclose; and (v) all rights of redemption arising out of the Foreclosure Sale (hereinafter defined).

(b)   Except as expressly set forth herein, neither Seller, nor any officer, director, employee, member, partner, agent or representative thereof nor any other party acting for or on its or their behalf, has made or is making or shall make any representation or warranty or any kind or nature, whether direct or implied, with respect to the Property and Purchaser hereby expressly agrees and acknowledges that it is purchasing the Property and the Facility AS IS WHERE IS AND WITH ALL FAULTS.

(c)   Conveyance of the real property shall be by limited warranty deed. Conveyance of the personal property shall be by limited warranty bill of sale. Seller shall have no obligation to provide any indemnity to any title company in connection with the conveyance of the real property, regardless of whether such an indemnity is customary.

(d)   All past due real estate taxes shall be paid by Seller from the proceeds of the sale. Proration of all unpaid real estate taxes for the current year shall be made as of the date of sale. Proration of all other public charges, assessments, front foot benefit charges, sewer, water, drainage and other public improvements and all fuel, gas, water, electricity, utilities and other operating charges and expenses, and all other payments, to the extent prepaid, will be made as of the date of sale. To the extent such items are due and owing as of the date of sale, and Purchaser receives a credit against the Purchase Price for such amounts due and owing as of the date of the sale, they are to be assumed and paid thereafter by the Purchaser, whether assessments have been levied or not as of the date of sale. All rents shall be prorated as of the date of sale.

(e)   All costs incident to the settlement and conveyancing, including, without limitation, examination of title, conveyancing, all recordation taxes and charges, all transfer taxes and charges, title insurance premiums (if purchased), notary fees, settlement fees, and all other costs incident to settlement shall be at the cost of Purchaser.

(f)   Purchaser shall not assume any liabilities or obligations of Seller or the receiver with respect to the Property arising prior to the date on which Purchaser acquires the Property, including, without limitation, any vendor contracts. Notwithstanding the preceding sentence, Purchaser shall assume all liabilities and obligations arising with respect to the Property on and after the date on which Purchaser acquires the Property.

(g)   Seller shall have no obligation to correct any deficiencies identified in Purchaser's due diligence. Seller shall have no obligation to restore any deficiencies in security deposits or other resident trust funds.

(h)   Seller shall bear no responsibility or liability for payment of any brokerage commissions. Brokerage commissions due to Marcus and Millichap shall be paid by Purchaser at Closing.

4.   **Foreclosure Sale and Conditions to Closing.**

(a)   Seller is not the owner of the Property, but is a mortgagee by virtue of the Mortgage. Seller, to the extent permitted by law, shall cause a foreclosure sale (the "Foreclosure Sale") to be conducted for the Property (the term "Foreclosure Sale" as used herein shall mean, collectively, a real property foreclosure sale and a UCC sale of the personal property encumbered by the Mortgage).

(b)   At the Foreclosure Sale, Seller shall bid the full amount of the outstanding principal indebtedness, together with all accrued and unpaid interest then secured by the Mortgage and all costs and expenses associated with the Foreclosure Sale to the full extent permitted by Alabama law (the "Seller's Bid"). If Seller is the successful bidder at such Foreclosure Sale, Seller shall convey to Purchaser, and Purchaser shall purchase from Seller, the Property subject to the terms herein set forth. The closing of the sale shall occur on the date of the Foreclosure Sale, the intention being that, if Seller is the successful bidder at the Foreclosure Sale, Purchaser shall acquire the Property from Seller immediately following Seller's acquisition of the Property following the Foreclosure Sale. Seller shall give Purchaser twenty (20) days' prior written notice of the proposed date and time of the Foreclosure Sale.

(c)   Nothing herein is intended to preclude Purchaser from making bids at the Foreclosure Sale. Nothing herein is intended to preclude Seller from accepting a bid at the Foreclosure Sale if such bid is for a face amount higher than the Seller's Bid as described in Section 4(b) above. Notwithstanding anything contained herein to the contrary, Purchaser specifically agrees and understands that Seller's obligation to sell the Property to Purchaser as herein contemplated shall terminate and be of no further force and effect, if Seller accepts a bid at the Foreclosure Sale from a party other than Seller which is for a face amount higher than the Seller's Bid as described in Section 4(b) above. Notwithstanding the foregoing, if Seller accepts a bid at the Foreclosure Sale from a party (other than Purchaser, or an affiliate or a subsidiary of Purchaser or an entity affiliated with officers, directors or stockholders of Purchaser) for a face amount higher than the Seller's Bid as described in Section 4(b) above, or should one of the other events set forth in Paragraph 4(f) occur, then Seller shall pay to Purchaser the sum of Seventy-Five Thousand and 00/100 Dollars ($75,000.00) to reimburse Purchaser for out-of-pocket costs paid by Purchaser to any unrelated third party, including, without limitation, those costs paid in connection with environmental Phase I, survey, termite inspection, MAI appraisal, title insurance costs, reasonable legal fees of Purchaser's counsel or other related reasonable due diligence conducted by Purchaser from and after the Effective Date of this Agreement (the "Break-up Fee"). Such Break-up Fee, if due, shall be paid within three (3) days after the Foreclosure Sale.

(d)   Purchaser's obligation to purchase the Property will be subject to a due diligence inspection period of forty-five (45) days after the Effective Date of this Agreement. Seller shall use reasonable efforts (within the authority Seller has under the Mortgage) to grant access to the

Property to Purchaser so that Purchaser may conduct due diligence for a period of forty-five (45) days following the Effective Date of the Agreement. Such due diligence may include, but shall not be limited to, property condition assessment, appraisal, title examination, survey and an environmental assessment. Purchaser understands that the Property is currently the subject of a receivership and that any access to the Property will be subject to the discretion and consent of the receiver and that Seller's rights to grant access to the Property are limited to such rights as Seller may have under the Mortgage and are subject to the terms of the receivership order.

(e)   Not later than three (3) business days after the expiration of the due diligence period set forth above, Purchaser shall elect to either cancel the Agreement (in which case Purchaser shall receive a full refund of its Earnest Money) or waive any further due diligence conditions in the Agreement (in which case the Earnest Money shall be deemed earned in full by Seller and shall thereafter be non-refundable except as provided in (f) below). Failure to cancel this Agreement before the expiration of such three (3) business day period shall be deemed an election by Purchaser to waive any further due diligence conditions.

(f)   Provided that Purchaser has not elected to cancel this Agreement pursuant to paragraph 4(e) above and Purchaser has not defaulted in its obligations hereunder, if (i) Seller shall fail to cause the Foreclosure Sale to occur by May 28th, 2010 (unless such Foreclosure Sale did not occur because such foreclosure was prohibited by law or court order (*e.g.*, bankruptcy), (ii) Seller shall fail to become the successful bidder at the Foreclosure Sale, or (iii) Seller shall fail to tender a credit bid at the Foreclosure Sale in an amount at least equal to the Seller's Bid as described in Section 4(b) above, then in any of such events Purchaser shall be entitled to a full refund of its Earnest Money and be entitled to receive the Break-up Fee in the amount of $75,000 in accordance with paragraph 4(c).

(g)   It shall be the obligation of Purchaser to procure such licenses as it shall deem necessary, or to arrange for the management of the Property by an entity properly licensed to operate the Property. Seller specifically reserves the right to cancel any schedule Foreclosure Sale of the Property if Seller concludes, in its reasonable discretion upon the advise of Alabama counsel, that conducting the Foreclosure Sale will invalidate any licenses for the Property, but nothing herein shall be construed to create any obligation of Seller to make such determination or to cancel any Foreclosure Sale.

(h)   The Purchaser shall have obtained approval from all entities which regulate the ownership and operation of assisted living facilities in the State of Alabama.

(i)   The Purchaser shall have obtained all required licenses to operate the Facility.

5.   **Remedies.**

If for any reason Seller is unable to convey good and marketable title to the Property (subject to the conditions set forth herein), Purchaser shall be entitled to a refund of the Earnest Money and payment of the Break-up Fee. In the event all of said contingencies for Purchaser's obligation to purchase the Property as set forth in this Agreement are satisfied or waived by Purchaser within the time periods specified herein, and the Seller satisfies and performs or tenders performance of all of its covenants and agreements contained in this Agreement, but the Purchaser nevertheless fails to consummate this sale or to perform its other obligations and agreements hereunder, then and in such event the Seller as its sole and exclusive remedy may retain the Earnest Money as damages for the Purchaser's default hereunder.

6. **Miscellaneous Provisions.**

   (a)   Notices. All notices under this Agreement shall be deemed delivered when personally delivered or mailed postage prepaid, certified or registered mail, return receipt requested, or when delivered by courier service, to the addresses set forth as follows:

If to Seller:	Central National Bank & Trust Co. of Enid Attn: Chad Lareau 324 W Broadway Enid, OK 73701
If to Purchaser:	Riverchase Village ADK, LLC Attn: Chris Brogdon Two Buckhead Plaza 3050 Peachtree Road NW, Suite 570 Atlanta, GA 30305

   (b)   Attorneys' Fees. In the event either party shall employ an attorney to enforce its rights or remedies under this Agreement, then if litigation should pursue the prevailing party shall be entitled to recover from the other its reasonable attorneys' fees, costs and expenses incurred in connection therewith.

   (c)   Time of the Essence. Time is of the essence in this Agreement.

   (d)   No Implied Waiver. No failure or delay on the part of Seller in exercising any right of Seller, nor any action on the part of Seller or any course of dealing or partial performance, shall be deemed a waiver of any right of Seller or a modification of any of the terms of this Agreement.

   (e)   Entire Agreement. This written Agreement constitutes the entire and complete agreement between Purchaser and Seller and supersedes any prior oral or written agreements between the parties with respect to the Property.

   (f)   Amendment. This Agreement may not be amended, altered, modified or discharged except by an instrument in writing signed by the party against whom such amendment, alternation, modification or discharge is sought to be enforced.

   (g)   Headings. The paragraph or section headings contained in this Agreement are for convenience of reference only, and shall not be deemed to vary the content of this Contact, or the covenants, agreements and representations and warranties herein set forth, or to limit the provisions or scope of this Agreement.

IN WITNESS WHEREOF, each party has caused this instrument to be executed on the date below.

WITNESSES:



SELLER:

CSC Enid Properties, LLC,
an Oklahoma limited liability company



By: _____
    Chad Lareau
    Its: __Managing Member__

Date of Execution: __April 8th, 2010__

WITNESSES:

PURCHASER:

Riverchase Village ADK, LLC,
a Georgia limited liability company



By: _____
    Chris Brogdon, Manager

Date of Execution: __April 9, 2010__

EXHIBIT "A"

Mortgage

36

EXHIBIT "A"

20070109000046700 1/36
Bk: LR200701 Pg:14260
Jefferson County,Alabama
I certify this instrument filed on:
01/09/2007 11:13:40 AM MTG
Judge of Probate- Mark Gaines

COMBINATION MORTGAGE,

SECURITY AGREEMENT,

FIXTURE FINANCING STATEMENT

AND

ASSIGNMENTS OF RENTS AND LEASES

NOTICE: THIS MORTGAGE: (A) SECURES INDEBTEDNESS THAT PROVIDES FOR CHANGES IN THE INTEREST RATE FOLLOWING CERTAIN EVENTS OF DEFAULT; AND (B) IS ALSO A FIXTURE FILING WITH RESPECT TO GOODS ENCUMBERED HEREBY THAT ARE, OR ARE TO BECOME, FIXTURES AS THAT TERM IS DEFINED IN THE UNIFORM COMMERCIAL CODE.

COMBINATION MORTGAGE,
SECURITY AGREEMENT,
FIXTURE FINANCING STATEMENT
AND
ASSIGNMENT OF RENTS AND LEASES

A power of sale has been granted in this mortgage and security agreement. A power of sale may allow the mortgagee to take the mortgaged property and sell it without going to court in a foreclosure action upon default by the mortgagor under this mortgage.

THIS COMBINATION MORTGAGE, SECURITY AGREEMENT, FIXTURE FINANCING STATEMENT AND ASSIGNMENT OF RENTS AND LEASES (as it may be amended, modified, supplemented or restated from time to time, the "Mortgage"), is made and given as of this 5th day of January, 2007, by Hoover Senior Living Property, LLC, an Oregon limited liability company ("Mortgagor"), whose post office address is 3723 Fairview Industrial Drive SE, Salem, OR 97302, to Central National Bank & Trust Co. of Enid ("Mortgagee").

PRELIMINARY STATEMENT OF FACTS:

A.   Pursuant to a certain Loan Agreement between Mortgagor and Mortgagee dated of even date herewith ("Loan Agreement"), the Mortgagee has agreed to make a mortgage term loan to Mortgagor in the amount of up to Six Million Three Hundred Twenty-eight Thousand and no/100 Dollars ($6,328,000) ("Loan") the proceeds of which shall be used for: (i) acquiring an existing 106 senior living unit facility, commonly known as "The Park at Riverchase" located in Hoover, Alabama; (ii) funding Collateral Accounts as defined herein; and (iii) paying transaction costs associated with the Loan, including loan placement agent and origination fees, and Mortgagee's costs and expenses, including but not limited to attorneys fees and expenses incurred in connection with the Loan.

B.   The Loan is evidenced by Promissory Note dated of even date herewith executed and delivered by Mortgagor to the Mortgagee in the principal sum of Six Million Three Hundred Twenty-eight Thousand and no/100 Dollars ($6,328,000.00) ("Promissory Note").

C.   As provided for in the Loan Agreement and the Note, the Note bears interest at a floating rate of interest of one and one-quarter percent (1.25%) plus the Prime Rate as adjusted from time to time, as calculated on the Funding Date, as those terms are defined in the Loan Agreement ("Interest Rate"), except that during the period of and continuance of a default under the Note or Event of Default under this Mortgage the Note shall bear interest at a per annum rate of interest that is the lesser of (i) Five Percent (5%) percent in excess of the Interest Rate, or (ii) the maximum rate permitted by applicable law, whether or not the Mortgagee has exercised its option to accelerate the maturity of the Note and declare the entire unpaid Indebtedness Secured Hereby (as defined below) due and payable as more fully set forth in the Note ("**Default Rate**").

D.   Mortgagor owns, as of the date hereof, 100% fee title in the Premises (defined below) and will directly and indirectly benefit from the Loan. Mortgagee would not make the Loan to Mortgagor without the execution and delivery of this Mortgage. As security for the repayment of the Loan as evidenced by the Note the Mortgagor is executing and delivering this Mortgage.

E.   As used herein the term "**Note Rate**" shall mean the rate of interest then in effect on the Note whether the Interest Rate or Default Rate, as the case may be.

F.   As security for the repayment of the Note, Jon M. Harder and Kristin P. Harder are executing and delivering to Mortgagee an absolute and unconditional Guaranty dated of even date herewith ("**Harder Guaranty**") and Darryl E. Fisher and Carol L. Fisher are executing and delivering to Mortgagee an absolute and unconditional Guaranty dated of even date herewith ("**Fisher Guaranty**"). Jon M. Harder and Kristin P. Harder and Darryl E. Fisher and Carol L. Fisher are herein sometimes referred to as the "**Guarantors**" and the Harder Guaranty and Fisher Guaranty are herein sometimes referred to as the "**Guarantees**".

G.   Capitalized terms used herein without definition (including in the introductory paragraphs to this Mortgage) have the meanings given to such terms in the Loan Agreement or the Note.

CONVEYANCE OF MORTGAGE

NOW, THEREFORE, in consideration of the Loan evidenced by the Note and of the sum of One and 00/100 Dollar ($1.00) paid by the Mortgagee to the Mortgagor, the receipt whereof is hereby acknowledged, and for the purposes aforesaid Mortgagor does hereby MORTGAGE, GRANT, BARGAIN, SELL AND CONVEY to the Mortgagee, its successors and assigns, forever, WITH POWER OF SALE, a security interest in, the following properties (all of the following being hereafter collectively referred to as the "**Collateral**"):

A.
REAL PROPERTY

All the tracts or parcels of real property lying and being in the County of Jefferson, State of Alabama, all as more fully described in **Exhibit A** attached hereto and made a part hereof (the "**Premises**"), together with all the estates and rights in and to the real property and in and to lands lying in streets, alleys and roads adjoining the real property and all buildings, structures, improvements, fixtures and annexations, access rights, easements, rights of way or use, servitudes, licenses, tenements, hereditaments and appurtenances now or hereafter belonging or pertaining to the real property; together with all mineral and water rights (whether riparian, appropriative or otherwise whether or not appurtenant) now or hereafter relating to or used in connection with the Real Property.

B.
BUILDINGS AND IMPROVEMENTS

All buildings and building improvements now or hereafter located on the Premises.

C.
PERSONAL PROPERTY

All machinery, fittings, fixtures, apparatus, equipment or articles of personal property now or hereafter owned by Mortgagor and now or hereafter attached to, located at or on, or used in the operations of Mortgagor's business on the Premises including all such items used to supply heating, gas, electricity, air conditioning, water, light, waste disposal, power, refrigeration, ventilation, and fire and sprinkler protection; all maintenance supplies and repair equipment; all draperies, carpeting, floor coverings, screens, storm windows and window coverings, blinds, awnings, shrubbery and plants; all elevators, escalators and shafts, motors, machinery, fittings and supplies necessary for its use; all building materials and supplies now or hereafter delivered to the Premises; all furniture, fixtures, personal property, inventory, kitchen and dietary supplies and equipment, medical records, patient and tenant or occupant records, medical supplies and equipment, lounge supplies and equipment, physical therapy supplies and equipment, fixtures, furniture, furnishings, accessories, machinery, supplies, draperies, sheets, linens, maintenance equipment, maintenance supplies, electrical supplies, electrical equipment; office supplies and equipment, art and craft supplies, display equipment, beauty shop supplies and equipment, recreation room supplies and equipment, gift shop supplies and equipment, dining room supplies, air conditioners, televisions, laundry supplies and equipment, housekeeping supplies and equipment, architectural and engineering and other plans, drawings and specifications (subject to the rights of the architects and engineers who have prepared such plans, drawings and specifications), vehicles, documents, equipment, fixtures and furnishings used in the business and operation of the Premises (it being understood that the enumeration of any specific articles of property shall in no way be held to exclude any items of property not specifically enumerated), as well as renewals, replacements, proceeds, additions, accessories, increases, parts, fittings, insurance payments, awards and substitutes thereof, together with all interest of Mortgagor in any such items hereafter acquired, as well as Mortgagor's interest in any lease, or conditional sales agreement under which the same is a acquired, all of which personal property mentioned herein shall be deemed fixtures and accessory to the freehold and a part of the realty and not severable in whole or in part without material injury to the Premises.

D.
RECEIVABLES

All present and future rights to payment for goods sold or leased or for services rendered, with respect to the Premises and its operations and all receivables of whatever nature whatsoever which are not evidenced by Chattel Paper, Documents or Instruments.

E.
ACCOUNTS

All "Accounts" (as that item is defined in the Uniform Commercial Code) now owned or hereafter acquired with respect to the Premises.

F.
CHATTEL PAPER

All "Chattel Paper" (as that item is defined in the Uniform Commercial Code) now owned or hereafter acquired with respect to the Premises.

G.
DOCUMENTS

All "Documents" (as that item is defined in the Uniform Commercial Code) now or hereafter acquired with respect to the Premises.

H.
INTANGIBLES

All "General Intangibles" (as that item is defined in the Uniform Commercial Code) now owned or hereafter acquired with respect to the Premises.

I.
INSTRUMENTS

All "Instruments" (as that item is defined in the Uniform Commercial Code) now or hereafter acquired with respect to the Premises.

J.
RENTS, INCOME, LEASES AND PROFITS

All rents, income, contract rights, leases and profits now due or which may hereafter become due under or by virtue of any lease, license or agreement, whether written or verbal, for the use or occupancy of the Premises or any part thereof together with all tenant security deposits.

K.
INSURANCE PROCEEDS

All awards, payments, proceeds now or hereafter payable under any policy of insurance insuring the Premises including but not limited to the proceeds of casualty insurance, title insurance, business interruption/rents insurance or other insurance maintained with respect to the Premises.

L.
JUDGMENTS AND AWARDS

All awards, compensation and settlements in lieu thereof made as a result of the taking by power of eminent domain of the whole or any part of the Premises, including any awards for damages sustained to the Premises, for a temporary taking, change of grade of streets or taking of access.

M.
PERMITS, FILES, RECORDS

All contracts, franchises, licenses, permits, management records, files, consents, governmental approvals and intangibles used, useful or required in the ownership and management of the Premises.

N.
PERMITS AND LICENSES

All soil reports, building permits, operating permits and licenses, variances, utility permits and other permits, licenses and agreements relating to the construction, equipping, operation or maintenance of the Premises, including without limitation, all warranties and contract rights.

O.
SERVICE AGREEMENTS

All rights and interests of Mortgagor in and under any and all service contracts and other agreements relating to the servicing, operation, maintenance, and repair of the Premises or the buildings and improvements thereon.

P.
LOAN PROCEEDS

All proceeds, contract rights and payments payable to Mortgagor under any loan commitment for financing of the Premises.

Q.
ACCOUNTS AND CONTRACT RIGHTS

All accounts, contract rights and rights to payments arising out of the operation of any facilities on the Premises whether or not evidenced by an Instrument or Chattel Paper, whether or not yet earned by performance.

R.
MASTER LEASE AGREEMENT

All right and interest in and to that certain Master Lease Agreement by and between Mortgagor, as owner, and Hoover Senior Living, LLC, as Master Tenant, and all renewals, replacements and substitutions thereof and all modifications and amendments thereto.

S.
INCOME AND REVENUES

All rents, income, revenues, receipts and profits derived in any manner from the Premises including all payments in lieu of rent; all payments for services rendered to any resident, patient, occupant or tenant including food and beverage service; all accounts, chattel paper and instruments and all proceeds therefrom, whether cash or noncash, as well as all moneys, earnings, revenues, rights to payment of money and receivables, derived from the operation of a senior housing/congregate care facility on the Premises, including, without limitation, all third party payments paid on behalf of residents, patients, occupants or tenants of the Premises.

T.
WATER RIGHTS

All water rights, water stock, and irrigation rights accruing to or necessary for the use of the Premises including but not limited to all water rights, irrigation rights, ditch and ditch rights, reservoir and reservoir rights, stock or interest in water, irrigation or ditch companies.

U.
AFTER ACQUIRED PROPERTY AND PROCEEDS

All after acquired property similar to the property herein described and conveyed which may be subsequently acquired by Mortgagor; and all cash and non-cash proceeds and products of all of the foregoing property.

Mortgagor shall and will warrant and forever defend the above-bargained Collateral in the quiet and peaceable possession of Mortgagee, its successors and assigns, against all and every person or persons lawfully claiming or to claim the whole or any part thereof. Mortgagor agrees that any greater title to the Mortgaged Property hereafter acquired by Mortgagor during the term hereof shall be subject hereto.

The Mortgagee disclaims a security interest in any of the foregoing Collateral which is comprised of Medicaid provider agreements, Medicare provider agreements, medical records, or governmental licenses as permits to the extent that government regulations provide that the grant of a security interest in such Collateral to the Mortgagee, or the enforcement of a security interest in such Collateral by Mortgagee, will result in a forfeiture of the rights of Mortgagor therein, or in a default of Mortgagor's obligations thereunder.

It is specifically understood that the enumeration of any specific articles of property shall in no way exclude or be held to exclude any items of property not specifically mentioned. All of the Premises hereinabove described, real, personal and mixed, whether affixed or annexed or not, and all rights hereby conveyed and mortgaged are intended to be as a unit and are hereby understood and agreed and declared to be appropriated to the use of the Premises, and shall for the purposes of this Mortgage be deemed to be real estate and conveyed and mortgaged hereby.

THIS MORTGAGE IS MADE to secure:

(i) payment by Mortgagor, its successors and assigns, to the Mortgagee, its successors and assigns, the sum of Six Million Three Hundred Twenty-eight Thousand and no/100 Dollars ($6,328,000.00), according to the terms of the Note, the terms and conditions of which are incorporated herein by reference and made a part hereof, together with any extensions or renewals thereof, due and payable with interest thereon at the Note Rate; and

(ii) payment to the Mortgagee, its successors and assigns, at the times demanded and with interest thereon at the Note Rate, all sums advanced (a) in protecting the lien of this Mortgage, (b) in payment of taxes on the Premises, (c) in payment of insurance premiums covering improvements thereon, (d) in payment of principal and interest on prior liens, (e) in payment of expenses and attorneys fees herein provided for, and (f) all sums advanced for any other purpose authorized herein; and

(iii) payment to the Mortgagee, its successors and assigns, of all other sums due and owing by Mortgagor to the Mortgagee in accordance with any other agreements between Mortgagor and the Mortgagee, whether in existence now or in the future; and

(iv) the keeping of and performance of the covenants and agreements herein contained; and

(v) the keeping of and performance of all of the terms and conditions of any instrument given as collateral for the Loan; and

(vi) the keeping of and performance of all of the terms and conditions of the Loan Agreement.

The Note and all such sums, together with interest thereon, and the above obligations are collectively referred to as the **"Indebtedness Secured Hereby"**.

MORTGAGOR COVENANTS

MORTGAGOR for itself, its successors and assigns, does covenant with the Mortgagee, its successors and assigns, that Mortgagor is lawfully seized of the Collateral and has good right to sell and convey the same; that the Collateral is free from all encumbrances except as may be further stated in **Exhibit B** of this Mortgage (**"Permitted Encumbrances"**); that the Mortgagee, its successors and assigns, shall quietly enjoy and possess the Collateral; and that the Mortgagor will WARRANT AND DEFEND the title to the same against all lawful claims not specifically excepted in this Mortgage.

AND IT IS FURTHER COVENANTED AND AGREED, THAT MORTGAGOR WILL FULFILL AND COMPLY WITH, OR IF APPLICABLE, CAUSE THE MASTER TENANT TO FULFILL AND COMPLY WITH THE FOLLOWING:

1.   GENERAL COVENANTS, AGREEMENTS, WARRANTIES

1.1   Payment of Indebtedness: Observance of Covenants. Mortgagor shall duly and punctually pay each and every installment of principal and interest on the Note and all other Indebtedness Secured Hereby, as and when the same shall become due, and shall duly and punctually perform and observe all of the covenants, agreements and provisions contained herein, in the Note and any other instrument given as security for the payment of the Note.

1.2   Maintenance: Repairs. Mortgagor shall not abandon the Premises, shall keep and maintain the Premises in good condition, repair and operating condition, normal wear and tear excluded, free from any waste or misuse, and shall promptly repair or restore any buildings, improvements or structures now or hereafter on the Premises which may become damaged or destroyed to their condition prior to any such damage or destruction. Mortgagor further agree that they will not expand any improvements on the Premises, erect any new improvements or make any material alterations in any improvements which shall alter the basic structure, adversely affect the market value or change the existing architectural character of the Premises, nor remove or demolish any improvements without suitable replacement thereof, and shall complete within a reasonable time any buildings now of at any time in the process of remodeling on the Premises; provided nothing herein shall preclude Mortgagor from constructing improvements necessary or desirable to the use of the Premises for Mortgagor's business purposes which are non-structural in nature and which do not constitute material alterations to the Premises or affect the nature of use, structure or utility of the Premises or decrease the market value of the Premises.

1.3   Compliance with Laws. Mortgagor shall comply with all requirements of law, municipal ordinances and regulations affecting the Premises, shall comply with all private restrictions and covenants affecting the Premises and shall not acquiesce in or seek any rezoning classification affecting the Premises.

1.4   Payment of Operating Expenses: Prior Mortgages and Liens. Mortgagor shall pay all Operating Expenses of the Premises, shall keep the Premises free from levy, attachment, mechanics', materialmen's and other liens ("**Liens**") and shall pay when due all indebtedness which may be secured by Mortgage, mortgage, lien or charge on the Premises.

1.5   Payment of Impositions. Mortgagor shall pay when due, and in any event before any penalty attaches, all taxes, assessments, governmental charges, water charges, sewer charges, and other fees, taxes, charges and assessments of every kind and nature whatsoever assessed or charged against or constituting a lien on the Premises or any interest therein ("**Impositions**") and will upon demand furnish to the Mortgagee proof of the payment of any such Impositions. In the event of a court decree or an enactment after the date hereof by any legislative authority of any law imposing upon a Mortgagee the payment of the whole or any part of the Impositions herein required to be paid by Mortgagor, or changing in any way the laws relating to the taxation of Mortgages or debts secured by Mortgages or a Mortgagee's interest in mortgaged premises, so as to impose such Imposition on the Mortgagee or on the interest of the Mortgagee in the Premises, then, in any such event, Mortgagor shall bear and pay the full amount of such Imposition, provided that if for any reason payment by Mortgagor of any such Imposition would be unlawful, or if the payment thereof would constitute usury or render the Indebtedness Secured Hereby wholly or partially usurious, Mortgagee, at its option, may declare the whole sum secured by this Mortgage with interest thereon to be immediately due and payable, without prepayment premium, or Mortgagee, at its option, may pay that amount or portion of such Imposition as renders the Indebtedness Secured Hereby unlawful or usurious, in which event Mortgagor shall concurrently therewith pay the remaining lawful and non-usurious portion or balance of said Imposition.

      1.6   Contest of Impositions, Liens and Levies. Mortgagor shall not be required to pay, discharge or remove any Imposition or any Lien so long as Mortgagor shall in good faith contest the same or the validity thereof by appropriate legal proceedings which shall operate to prevent the collection of the Lien or Imposition so contested and the sale of the Premises, or any part thereof, to satisfy the same, provided that the Mortgagor shall, prior to the date such Lien or Imposition is due and payable, have given such reasonable security as may be demanded by the Mortgagee to insure such payments plus interest or penalties thereon, and prevent any sale or forfeiture of the Premises by reason of such nonpayment. Any such contest shall be prosecuted with due diligence and Mortgagor shall promptly after final determination thereof pay the amount of any such Lien or Imposition so determined, together with all interest and penalties which may be payable in connection therewith. Notwithstanding these provisions Mortgagor shall (and if Mortgagor shall fail so to do, Mortgagee, may but shall not be required to) pay any such Lien or Imposition notwithstanding such contest if in the reasonable opinion of the Mortgagee, the Premises shall be in jeopardy or in danger of being forfeited or foreclosed.

      1.7   Protection of Security. Mortgagor shall promptly notify Mortgagee of and appear in and defend any suit, action or proceeding that affects the Premises or the rights or interest of Mortgagee hereunder and the Mortgagee may elect to appear in or defend any such action or proceeding. Mortgagor agrees to indemnify and reimburse Mortgagee from any and all loss, damage, expense or cost arising out of or incurred in connection with any such suit, action or proceeding, including costs of evidence of title and reasonable attorney's fees and such amounts together with interest thereon at the Note Rate shall become additional "Indebtedness Secured Hereby" and shall become immediately due and payable.

      1.8   Additional Assurances. Mortgagor agrees upon reasonable request by the Mortgagee to execute and deliver such further instruments, deeds and assurances including financing statements under the Uniform Commercial Code and will do such further acts as may be necessary or proper to carry out more effectively the purposes of this Mortgage and without limiting the foregoing, to make subject to the lien hereof any property agreed to be subjected hereto or covered by the granting clause hereof, or intended so to be. Mortgagor agrees to pay any recording fees, filing fees, note taxes, mortgage registry taxes or other charges arising out of or incident to the filing or recording of this Mortgage, such further assurances and instruments and the issuance and delivery of the Note.

      1.9   Current Compliance With Laws. The Premises as improved on the date hereof, comply with all material requirements of laws, including requirements of any Federal, State,

County, City or other governmental authority having jurisdiction over Mortgagor or the Premises and including, but not limited to, any applicable zoning, occupational safety and health, the Americans with Disability Act, energy and environmental laws, ordinances and regulations; and Mortgagor has obtained, or has taken all steps necessary to obtain all necessary consents, permits and licenses to construct, occupy and operate the Premises for its intended purposes.

1.10   Title. Mortgagor is the lawful owner of and has good and marketable fee simple absolute title to the Premises and will warrant and defend title to the same free of all liens and encumbrances, other than the Encumbrances permitted under the Lender's Policy of title insurance issued to Mortgagee in connection with this Mortgage, and has good right and lawful authority to grant, bargain, sell, convey, mortgage and grant a security interest in the Premises as provided herein.

1.11   Loan Agreement. This Mortgage is the "**Security Instrument**" referred to in and is given as security for the due and punctual performance, observance and payment by the Mortgagor of the terms and conditions set forth in that certain Loan Agreement ("**Loan Agreement**") of even date herewith between the Mortgagor and the Mortgagee the terms and conditions of which are incorporated herein by reference. In addition to its remedies hereunder, the Mortgagee may, but shall not be required to, avail itself of any or all of the rights and remedies available to it under the Loan Agreement, and any sums expended by the Mortgagee in availing itself of such rights and remedies shall bear interest thereon at the rate specified in the Note and shall be so much additional Indebtedness Secured Hereby, and shall be payable to the Mortgagee immediately upon demand; provided that, no such payment by the Mortgagee shall be considered as waiving the event of default.

1.12   Personal Property Replacement. Mortgagor will maintain, repair and preserve the Personal Property that is used or useful in the conduct of its business in good working order and condition, ordinary wear and tear excepted, and from time to time make or cause to be made all necessary and proper replacements, repairs, renewals and improvements so that the efficiency and value of its properties and Facility will not be materially impaired.

1.13   Facility. Mortgagor represents and warrants to Mortgagee the following in regards to the Facility to be operated on the Premises:

(a)   Except as otherwise provided in Section 4.11 of the Loan Agreement, Mortgagor has obtained all licenses and certificates necessary or required to operate the Facility ("**Licenses**") and shall continuously hold and maintain the same, or shall cause the Master Tenant to hold and maintain the same, until the Indebtedness Secured Hereby is paid in full. The Facility shall never have fewer than one hundred six (106) rental units. Mortgagor has not granted nor will grant to any third party the right to reduce the number of beds in the Facility or the right to apply for approval to move any and all of the beds in the Facility to any other location outside of the Premises and there are no proceedings or contemplated to reduce the number of beds in the Facility. Mortgagor shall not, other than in the normal course of business, change the terms of any of the SSI, Medicaid, Medicare or other third party payor programs or its normal billing payment and reimbursement policies and procedures with respect thereto (including without limitation the amount and timing of finance charges, fees and writeoffs).

(b)   Until the Indebtedness Secured Hereby is paid in full, Mortgagor and the Facility (and the operation thereof) will be in compliance in all material respects with the applicable provisions of every law, ordinance, statute, regulation, order, standard, restriction or rule of any federal, state or local government or quasi-governmental body, agency, board or authority having jurisdiction over the operation of the Facility, including, without limitation, (i) health care and fire safety codes, and (ii) the applicable provisions of independent-living, assisted-living, and/or memory-care facility laws, rules, regulations and published interpretations to which the Facility is subject. So long as any part of the Indebtedness Secured Hereby remains unpaid, Mortgagor shall operate or cause the Facility to be operated in compliance with such laws or regulations.

(c)   All required licenses (i) will not be transferred to any facility other than the Facility, (ii) have not and will not be pledged as collateral security for any other loan or indebtedness, and (iii) will be free from restrictions or known conflicts which would materially impair the use or operation of the Facility as intended. Mortgagor shall not rescind, withdraw, revoke, amend, modify, supplement, or otherwise alter the nature, tenor or scope of the Licenses for the Facility. So long as any part of the Indebtedness Secured Hereby remains unpaid, Mortgagor shall operate or cause the Facility to be operated in a manner such that the Licenses remain in full force and effect.

(d)   Neither Mortgagor nor the Facility are subject to any proceeding, suit or investigation by any federal, state or local government or quasi-governmental body, agency, board or authority or any other administrative or investigative body which may result in the imposition of a fine, alternative, interim or final sanction, a lower reimbursement rate for services rendered to eligible patients which has not been provided for on their respective financial statements, or which would have a material adverse effect on Mortgagor or the operation of the Facility, or which would result in the revocation, transfer, surrender, suspension or other impairment of the operating certificate or provider agreement of the Facility, nor any License.

(e)   There are no patient or resident care agreements with patients or residents of the Facility or with any other persons or organizations which deviate in any material adverse respect from the standard form customarily used at an assisted-living, memory-care facility or home for the aged or which conflict with any statutory or regulatory requirements. All patient or resident records at the Facility, including patient or resident trust fund accounts, are true and correct in all material respects.

(f)   Neither the execution nor the delivery of the Note, this Mortgage or the other Loan Documents, Mortgagor's performance thereunder, the recordation of this Mortgage, nor the exercise of any remedies by Mortgagee, will adversely affect (i) the right to receive any third party payments and third party reimbursements with respect to the Facility; or (ii) any of the Licenses. Mortgagor has not pledged any such payments for any other loan or indebtedness.

(g)   Mortgagor is not a participant in any SSI, Medicare or Medicaid program or any other federal program whereby any federal, state or local government or quasigovernmental body, agency, board or other authority may have the right to recover funds by reason of the advance of federal funds, including, without limitation, those authorized under the Hill-Burton Act (42 U.S.C. 291, et seq.). Mortgagor has received no notice, and are not aware of any violation of applicable anti-trust laws of any federal, state or local government or quasi-governmental body, agency, board or other authority.

(h)   The Management and Consulting Agreement is in full force and effect and there is no default, breach or violation existing under the Management and Consulting Agreement by any party thereto and no event (other than payments due but not yet delinquent) which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a default, breach or violation by any party under the Management and Consulting Agreement. Mortgagor shall keep and perform, or shall cause Master Tenant to keep and perform, all obligations and duties under the Management and Consulting Agreement and shall permit no default to exist thereunder.

1.14   Compliance With Americans With Disabilities Act. Mortgagor covenants and agrees that they will comply with the requirements of the Americans with Disabilities Act, as the same may be amended from time to time, during the entire term of this Mortgage and that they will comply with any requirements established by any federal, state or local governmental authorities having jurisdiction over such matters. All future maintenance, renovation, repair, and construction conducted on the Premises shall all be completed in accordance with the Americans with Disabilities Act. Failure to comply with the provisions of the Americans with Disabilities Act shall constitute an Event of Default under the terms of this Mortgage and shall entitle the Mortgagee to exercise all remedies available to it hereunder.

2.   ESCROWS

2.1   Escrows. Mortgagor shall deposit with the Mortgagee the amounts set forth in the Loan Agreement for the Collateral Accounts, if any. If a default or an event of default shall occur under the terms of this Mortgage the Mortgagee may, at its option, without being required so to do, apply any deposits on hand to the Indebtedness Secured Hereby, in such order and manner as the Mortgagee may elect. When the Indebtedness Secured Hereby has been fully paid any remaining deposits shall be returned to Mortgagor as its interest may appear. All deposits are hereby pledged as additional security for the Indebtedness Secured Hereby, shall be held for the purposes for which made as herein provided, may be held by Mortgagee or its servicing agent and may be commingled with other funds of the Mortgagee, or its servicing agent, shall be held without any allowance of interest thereon and shall not be subject to the decision or, control of the Mortgagor. Neither Mortgagee nor its servicing agent shall be liable for any act or omission made or taken in good faith. In making any payments, Mortgagee or its servicing agent may rely on any statement, bill or estimate procured from or issued by the payee without inquiry into the validity or accuracy of the same. If the taxes shown in the tax statement shall be levied on property more extensive than the Premises, then the amounts escrowed shall be based on the entire tax bill and Mortgagor shall have no right to require an apportionment and Mortgagee or its servicing agent may pay the entire tax bill notwithstanding that such taxes pertain in part to other property and the Mortgagee shall be under no duty to seek a tax division or apportionment of the tax bill.

3.   UNIFORM COMMERCIAL CODE SECURITY AGREEMENT

3.1   Security Agreement. This Mortgage shall constitute a security agreement as defined in the Uniform Commercial Code, as in effect from time to time in the State of Alabama ("Code") in the items described in the Granting Clauses of this Mortgage ("Collateral"). Any Collateral installed in or used in the Premises is to be used by Mortgagor solely for Mortgagor's business purposes or as the equipment and fixtures leased or furnished by Mortgagor, as landlord, to tenants of the Premises and such Collateral will be kept at the buildings on the Premises and will not be removed therefrom without the consent of the Mortgagee and may be affixed to such buildings but will not be affixed to any other real estate. The remedies of the Mortgagee hereunder are cumulative and separate, and the exercise of any one or more of the remedies provided for herein or under the Code shall not be construed as a waiver of any of the other rights of the Mortgagee including having any Collateral deemed part of the realty upon any foreclosure thereof. If notice to any party of the intended disposition of the Collateral is required by law in a particular instance, such notice shall be deemed commercially reasonable if given at least ten (10) days prior to such intended disposition and may be given by advertisement in a newspaper accepted for legal publication either separately or as part of a notice given to foreclose the real property or may be given by private notice if such parties are known to Mortgagee. Neither the grant of a security interest pursuant to this Mortgage nor the filing of a financing statement pursuant to the Code shall ever impair the stated intention of this Mortgage that all Collateral comprising the Premises and at all times and for all purposes and in all proceedings both legal or equitable shall be regarded as part of the real property conveyed hereunder irrespective of whether such item is physically attached to the real property or any such item is referred to or reflected in a financing statement. Mortgagor will on demand deliver all financing statements that may from time to time be required by Mortgagee to establish, perfect and continue the priority of Mortgagee's security interest in the Collateral and shall pay all expenses incurred by Mortgagee in connection with the renewal or extensions of any financing statements executed in connection with the Premises; and shall give advance written notice of any proposed change in Mortgagor's names, identities or structures and will execute and deliver to Mortgagee prior to or concurrently with such change all additional financing statements that Mortgagee may require to establish and perfect the priority of Mortgagee's security interest.

3.2   Maintenance of Property. Subject to the provisions of this section, in any instance where Mortgagor in its sound discretion determines that any Collateral subject to a security interest under this Mortgage has become inadequate, obsolete, worn out, unsuitable, undesirable or unnecessary for the operation of the Premises, Mortgagor may, at its expense, remove and dispose of it and substitute and install other items not necessarily having the same function, provided, that such removal and substitution shall not impair the operating utility and unity of the Premises. All substituted items shall become a part of the Premises and subject to the lien of this

Mortgage. Any amounts received or allowed Mortgagor upon the sale or other disposition of the removed items of Collateral shall be applied first against the cost of acquisition and installation of the substituted items. Nothing herein contained shall be construed to prevent any tenant from removing from the Premises trade fixtures, furniture and equipment installed by the tenant and removable by the tenant under its terms of the lease, on the condition, however, that the tenant shall at its own cost and expense, repair any and all damages to the Premises resulting from or caused by the removal thereof.

      3.3   Fixture Filing. THIS MORTGAGE SHALL BE EFFECTIVE AS A FINANCING STATEMENT FILED AS A FIXTURE FILING WITH RESPECT TO ALL GOODS CONSTITUTING A PART OF THE COLLATERAL WHICH ARE OR ARE TO BECOME FIXTURES RELATED TO THE PREMISES. FOR PURPOSES OF THE UNIFORM COMMERCIAL CODE THE FOLLOWING INFORMATION IS FURNISHED:

    (a)   The name and address of the record owner of the real estate described in this instrument is:

        Hoover Senior Living Property, LLC
        3723 Fairview Industrial Dr. SE. Suite 270
        Salem, OR 97302

    (b)   The name and address of the Mortgagor ("Debtor" for purposes of the UCC) is:

        Hoover Senior Living Property, LLC
        3723 Fairview Industrial Dr. SE. Suite 270
        Salem, OR 97302

    (c)   Mortgagor's State Organizational Identification No.: 396859-95.

    (d)   The name and address of the Mortgagee ("**Secured Party**" for purposes of the UCC) is:

        Central National Bank & Trust Co. of Enid
        324 W. Broadway
        Enid, OK 73701

    (e)   Information concerning the security interest evidenced by this instrument may be obtained from the Secured Party at its address above.

    (f)   This document covers goods which are or are to become fixtures.

      3.4   Mortgagor to Comply with Prior Security Instruments. Mortgagor shall at its sole cost and expense perform, comply with and discharge all obligations of Mortgagor under any permitted prior secured financing arrangements (whether lease purchase, conditional sales or pure lease arrangements) for any property subject to this security interest. Mortgagor shall not permit a surrender, assignment or transfer of its interest in any such property without the prior written consent of Mortgagee nor permit or suffer a default to exist under such prior financing arrangements.

4. APPLICATION OF INSURANCE AND AWARDS

4.1   Damage or Destruction of the Premises. Mortgagor shall give the Mortgagee prompt notice of any damage to or destruction of the Premises and in case of loss covered by policies of insurance the Mortgagee is hereby authorized at its option to settle and adjust any claim arising out of such policies and collect and receive the proceeds payable therefrom, provided, however, that the Mortgagor may themselves adjust and collect for any losses arising out of a single occurrence aggregating not in excess of Twenty-Five Thousand and 00/100 ($25,000.00) Dollars. Any expense incurred by the Mortgagee in the adjustment and collection of insurance proceeds (including the cost of any independent appraisal of the loss or damage on behalf of Mortgagee) shall be reimbursed to the Mortgagee first out of any proceeds. In the event that the Mortgagor is not in default, and the Mortgagee determines that it is commercially reasonable to restore, replace or repair that portion of the Premises damaged or destroyed and that the cost of such restoration, replacement or repair will not be more than the proceeds payable from policies of insurance covering such damage or destruction, plus any additional sum provided by Mortgagor, then such proceeds shall be applied to the restoration, replacement or repair of the portion of the Premises so damaged or destroyed. In the event that the Mortgagor is in default, or the Mortgagee determines that it is not commercially reasonable to restore, replace or repair that portion of the Premises damaged or destroyed, or that the cost of such restoration, replacement or repair will be more than the proceeds of any insurance policy covering such damage or destruction, plus any additional sums provided by Mortgagor, then, the proceeds or any part thereof shall be applied to reduction of the Indebtedness Secured Hereby then most remotely to be paid, whether due or not, without the application of any prepayment premium, or to the restoration or repair of the Premises, the choice of application to be solely at the discretion of Mortgagee.

4.2   Condemnation. Mortgagor shall give the Mortgagee prompt notice of any actual or threatened condemnation or eminent domain proceedings affecting the Premises and hereby assigns, transfers, and sets over to the Mortgagee the entire proceeds of any award or claim for damages or settlement in lieu thereof for all or any part of the Premises taken or damaged under such eminent domain or condemnation proceedings, the Mortgagee being hereby authorized to intervene in any such action and to collect and receive from the condemning authorities and give proper receipts and acquittances for such proceeds. Mortgagor will not enter into any agreements with the condemning authority permitting or consenting to the taking of the Premises or agreeing to a settlement unless prior written consent of Mortgagee is obtained. Any expenses incurred by the Mortgagee in intervening in such action or collecting such proceeds, including reasonable attorney's fees, shall be reimbursed to the Mortgagee first out of the proceeds. In the event that the Mortgagor is not in default, and the Mortgagee determines that it is commercially reasonable to restore, replace or repair that portion of the Premises affected by the condemnation or eminent domain proceedings and that the cost of such restoration, replacement or repair will not be more than the proceeds of any award for damages arising from such condemnation or eminent domain proceeding plus any additional sums provided by Mortgagor, then such proceeds shall be applied to the restoration, replacement or repair of the portion of the Premises damaged by the condemnation or eminent domain proceeding. In the event that the Mortgagor is in default, or the Mortgagee determines that it is not commercially reasonable to restore, replace or repair that portion of the Premises affected by the condemnation or eminent domain proceedings, or that the cost of such restoration, replacement or repair will be more than the proceeds of any award for damages arising from such condemnation or eminent domain proceeding plus any additional sums provided by Mortgagor, then the proceeds or any part thereof shall be applied upon or in reduction of the Indebtedness Secured Hereby then most remotely to be paid, whether due or not, without the application of any prepayment premium, or to the restoration or repair of the Premises, the choice of application to be solely at the discretion of the Mortgagee.

4.3   Disbursement of Insurance and Condemnation Proceeds. Any restoration, replacement or repair shall be done under the supervision of an architect or other professional acceptable to Mortgagee and pursuant to plans and specifications approved by the Mortgagee. In any case where Mortgagee may elect to apply the proceeds to repair, replacement or restoration or permit the Mortgagor to so apply the proceeds, they shall be held by Mortgagee for such purposes and will from time to time be disbursed by Mortgagee to defray the costs of such restoration or repair under such safeguards and controls as Mortgagee may establish to assure completion in accordance with the approved plans and specifications and free of liens or claims. Mortgagor shall on demand deposit with Mortgagee any sums necessary to make up any deficits between the actual cost of the work and the proceeds and provide such lien waivers and completion bonds as Mortgagee may reasonably require. Any surplus which may remain after payment of all costs of restoration or repair may at the option of the Mortgagee be applied on account of the Indebtedness Secured Hereby then most remotely to be paid, whether due or not, without application of any prepayment premium or shall be returned to Mortgagor as their interest may appear, the choice of application to be solely at the discretion of Mortgagee.

5.   LEASES AND RENTS

5.1   Mortgagor to Comply with Leases.

Mortgagor will, at its own cost and expense:

(a)   Provide the Mortgagee copies of all lease(s) of the Premises;

(b)   Faithfully abide by, perform and discharge each and every obligation, covenant and agreement under any lease(s) to be performed by the landlord thereunder;

(c)   Enforce or secure the performance of each and every material obligation, covenant, condition and agreement of said lease(s) by the tenants thereunder to be performed;

(d)   Not borrow against, pledge or further assign any rents due under said lease(s);

(e)   Not permit the prepayment of any rents for more than the next accruing installment of Rents, nor anticipate, discount, compromise, forgive or waive any Rents;

(f)   Not consent to a subordination of any lease(s) to any party other than Mortgagee and then only if specifically required by the Mortgagee; and

(g)   Not permit any tenant to assign or sublet its interest in its lease unless required to do so by the terms of its lease.

5.2   Mortgagee's Right to Perform Under Leases. Should Mortgagor become aware of or be notified by any tenant under any lease of a failure on the part of Mortgagor to so perform, comply with or discharge its obligations under said lease, Mortgagee may, but shall not be obligated to, and without further demand upon the Mortgagor, and without waiving or releasing Mortgagor from any obligation in this Mortgage contained, remedy such failure, and the Mortgagor agrees to repay upon demand all sums incurred by the Mortgagee in remedying any such failure together with interest at the then rate in effect on the Note. All such sums, together with interest as aforesaid shall become so much additional Indebtedness Secured Hereby, but no such advance shall be deemed to relieve the Mortgagor from any default hereunder.

5.3   Assignment of Leases and Rents. To further secure the Indebtedness Secured Hereby Mortgagor does hereby sell, assign and transfer unto Mortgagee the Master Lease, as well as all other leases, rents, income and profits now due and which may hereafter become due under or by virtue of any lease, whether written or verbal, or any agreement for the use or occupancy of the Premises, it being the intention of this Mortgage to establish an absolute transfer and assignment of all such leases and agreements and all of the rents, income and profits from the Premises unto the Mortgagee and Mortgagor does hereby appoint irrevocably the Mortgagee its true and lawful attorney in its name and stead, which appointment is coupled with an interest, to collect all of said rents, income and profits; provided, Mortgagee grants Mortgagor the privilege, revocable, to collect and retain such rents, income, and profits unless and until an Event of Default exists under this Mortgage. Upon an Event of Default Mortgagee, may, at its option, without notice, either in person or by agent, with or without taking possession of or entering the Premises, with or without bringing any action or proceeding, or by a receiver to be appointed by a court, collect all of the rents and enforce the payment thereof, and all of the rights of Mortgagor under the lease(s) and all of the rights of the Mortgagee hereunder, and may enter upon, take possession of, manage and operate said Premises, or any part thereof; may, except as otherwise agreed in writing by Mortgagee, cancel, enforce or modify the lease(s), and fix or modify rents, and do any acts which the Mortgagee deems proper to protect the security hereof with or without taking possession of said Premises, and may apply the same to the costs and expenses of operation, management and collection, including reasonable attorney's fees, to the payment of the fees and expenses of any agent, or receiver so acting, to the payment of taxes, assessments, insurance premiums and expenditures for the management and upkeep of the Premises, to the performance of the landlord's obligation under the lease(s) and to any Indebtedness Secured Hereby all in such order as the Mortgagee may determine. The entering upon and taking possession of said Premises, the collection of such rents, and the application thereof as aforesaid, shall not cure or waive any default or waive, modify or affect notice of default under this Mortgage or invalidate any act done pursuant to such notice nor in any way operate to prevent the Mortgagee from pursuing any remedy which it now or hereafter may have under the terms or conditions of this Mortgage or the Note or any other instrument securing the same.

5.4   Present Assignment and License. The assignment of the rents and leases contained herein is a perfected, absolute and present assignment of the rents and lease(s), provided the Mortgagee grants to Mortgagor a revocable license to collect, but not prior to accrual, the rents, and to retain, use and enjoy the same. The Mortgagee at its sole election may revoke any such licenses granted to Mortgagor upon the occurrence of a Event of Default.

Mortgagor shall promptly remit to Mortgagee any rents it receives after the expiration or termination of Mortgagor's license to collect the rents.

6. RIGHTS OF MORTGAGEE

6.1   Right to Cure Default. If the Mortgagor fail to comply with any of the covenants or obligations of this Mortgage, the Mortgagee may, but shall not be obligated to, without further notice to Mortgagor, and without waiving or releasing Mortgagor from any obligation in this Mortgage contained, remedy such failure, and the Mortgagor agrees to repay upon demand all sums incurred by the Mortgagee in remedying any such failure together with interest at the then rate in effect on the Note. All such sums, together with interest as aforesaid shall become so much additional Indebtedness Secured Hereby, but no such advance shall be deemed to relieve the Mortgagor from any failure hereunder.

6.2   No Claim Against the Mortgagee. Nothing contained in this Mortgage shall constitute any consent or request by the Mortgagee, express or implied, for the performance of any labor or services or for the furnishing of any materials or other property in respect of the Premises or any part thereof, nor as giving the Mortgagor or any party in interest with any Mortgagor any right, power or authority to contract for or permit the performance of any labor or services or the furnishing of any materials or other property in such fashion as would create any personal liability against the Mortgagee in respect thereof or would permit the making of any claim that any lien based on the performance of such labor or services or the furnishing of any such materials or other property is prior to the lien of this Mortgage.

6.3   Inspection. Mortgagor will permit the Mortgagee's authorized representatives to enter the Premises at reasonable times and without undue disturbance to the residents for the purpose of inspecting the Premises; provided the Mortgagee shall have no duty to make such inspections and shall not incur any liability or obligation for making or not making any such inspections.

6.4   Waivers. Releases; Resort to Other Security. Etc. Without affecting the liability of any party liable for payment of any Indebtedness Secured Hereby or performance of any obligation contained herein, and without affecting the rights of the Mortgagee with respect to any security not expressly released in writing, the Mortgagee may, at any time, and without notice to or the consent of the Mortgagor or any party in interest with the Premises or the Note:

(a)   release any person liable for payment of all or any part of the Indebtedness Secured Hereby or for performance of any obligation herein;

(b)   make any agreement extending the time or otherwise altering the terms of payment of all or any part of the Indebtedness Secured Hereby or modifying or waiving any obligation, or subordinating, modifying or otherwise dealing with the lien or charge hereof;

(c)   accept any additional security;

(d)   release or otherwise deal with any property, real or personal, including any or all of the Premises, including making partial releases of the Premises; or

(e)   resort to any security agreements, pledges, contracts of guarantee, assignments of rents and leases or other securities, and exhaust any one or more of said securities and the security hereunder, either concurrently or independently and in such order as it may determine.

6.5   Waiver of Appraisement, Homestead, Marshaling. The Mortgagor waives to the fullest extent lawfully allowed the benefit of any homestead, appraisement, evaluation, stay and extension laws now or hereinafter in force. Mortgagor waives any rights available with respect to marshaling of assets so as to require the separate sales of any portion of the Premises, or as to require the Mortgagee to exhaust its remedies against a specific portion of the Premises before proceeding against the other and does hereby expressly consents to and authorizes the sale of the Premises or any part thereof as a single unit or parcel or as separate parcels.

6.6   Election of Remedies. If Mortgagee may, under applicable law, proceed to realize its benefits under any of the Loan Documents giving such Mortgagee a Lien upon any collateral, whether owned by Mortgagor or by any Person, either by judicial foreclosure or by nonjudicial sale or enforcement, Mortgagee may, at its sole option, determine which of its remedies or rights it may pursue without affecting any of its rights and remedies under this Section 6.6. If, in the exercise of any of its rights and remedies, Mortgagee shall forfeit any of its rights or remedies, including its right to enter a deficiency judgment against Mortgagor or any Person, whether because of any applicable laws pertaining to "election of remedies" or the like, Mortgagor hereby consents to such action by Mortgagee and waives any claim based upon such action, even if such action by Mortgagee shall result in a full or partial loss of any rights of subrogation that Mortgagor might otherwise have had but for such action by Mortgagee. Any election of remedies that results in the denial or impairment of the right of Mortgagee to seek a deficiency judgment against any Mortgagor shall not impair any other Mortgagor's obligation to pay the full amount of the Obligations. In the event Mortgagee shall bid at any foreclosure or trustee's sale or at any private sale permitted by law or the Loan Documents, Mortgagee may bid all or less than the amount of the Obligations and the amount of such bid need not be paid by Mortgagee but shall be credited against the Obligations. The amount of the successful bid at any such sale, whether Mortgagee or any other party is the successful bidder, shall be conclusively deemed to be the fair market value of the collateral and the difference between such bid amount and the remaining balance of the Obligations shall be conclusively deemed to be the amount of the Obligations guaranteed under this Section 6.6, notwithstanding that any present or future law or court decision or ruling may have the effect of reducing the amount of any deficiency claim to which Mortgagee might otherwise be entitled but for such bidding at any such sale.

6.7   Limitation. Notwithstanding any provision herein contained to the contrary, Mortgagor's liability under Section 6.6 shall be limited to an amount not to exceed as of any date of determination the greater of:

(a)   the net amount of the Loan advanced under the Loan Agreement; and

(b)   the amount that could be claimed by Mortgagee from such Mortgagor under Section 6.6 without rendering such claim voidable or avoidable under Section 548 of the Bankruptcy Code or under any applicable state Uniform Fraudulent

Transfer Act, Uniform Fraudulent Conveyance Act or similar statute or common law.

7. EVENTS OF DEFAULT AND REMEDIES

7.1 Events of Default. An Event of Default, as defined in the Loan Agreement, shall constitute an Event of Default hereunder.

7.2 Mortgagee's Right To Accelerate. If an Event of Default shall occur the Mortgagee may declare the entire unpaid principal balance of the Note together with all other Indebtedness Secured Hereby to be immediately due and payable and thereupon all such unpaid principal balance of the Note together with all accrued interest thereon at the Note Rate and all other Indebtedness Secured Hereby shall be and become immediately due and payable.

7.3 Acceleration; Foreclosure. Upon the occurrence of any Event of Default and at any time thereafter while such Event of Default exists, the Mortgagee may, at its option, exercise one or more of the following rights and remedies (and any other rights and remedies available to it under the terms of the Loan Agreement or otherwise):

(a) The Mortgagee may, by written notice to the Mortgagor, declare immediately due and payable all unmatured Indebtedness Secured Hereby secured by this Mortgage, and the same shall thereupon be immediately due and payable, without further notice or demand. Upon any such acceleration, payment of such accelerated amount shall constitute a prepayment of the principal balance of the Note and any applicable prepayment fee provided in the Note shall then be immediately due and payable.

(b) The Mortgagee shall have and may exercise with respect to all personal property and fixtures which are part of the Premises, all the rights and remedies accorded upon default to a secured party under the Uniform Commercial Code, as in effect in the State of Alabama. If notice to the Mortgagor of intended disposition of such property is required by law in a particular instance, such notice shall be deemed commercially reasonable if given to the Mortgagor (in the manner specified in Section 9.7) at least 10 calendar days prior to the date of intended disposition. Mortgagor shall pay on demand all costs and expenses incurred by the Mortgagee in exercising such rights and remedies, including without limitation, reasonable attorneys' fees and legal expenses.

(c) The Mortgagee may seek the appointment of a receiver to take charge of the Premises, to collect the rents, issues, income and profits therefor, to care for and repair the Premises, to improve the same when necessary or desirable, to lease and rent the Premises or portions thereof (including leases extending beyond the term of the receivership), and otherwise to use the property and to exercise such other duties as may be fixed by the court. The Mortgagor specifically agrees, that the court may appoint a receiver without regard to the adequacy of the Mortgagee's security or the insolvency of the Mortgagor or any member or manager of any Mortgagor or any indemnitor or guarantor under any indemnity or guaranty executed in connection with the Loan and without regard to any other matters normally taken into account by courts in the discretionary appointment of receivers, it being the intention of the Mortgagor hereby to authorize the appointment of a receiver whenever an Event of Default has occurred and the Mortgagee has requested the appointment of a receiver. The Mortgagor hereby agrees and consents to the appointment of the particular person or firm (including an officer or employee of the Mortgagee) designated by the Mortgagee as receiver and hereby waives its rights to suggest or nominate any person or firm as receiver in opposition to that designated by the Mortgagee.

(d)   The Mortgagee may, at any time prior to the sale of the Premises pursuant to the power of sale granted hereby, foreclose this Mortgage in the manner provided by law for the foreclosure of mortgages on real property. In the event the Mortgagor fail or refuse to surrender possession of the Premises after any trustee's sale, the Mortgagor shall be deemed a tenant at sufferance, subject to eviction by means of forcible entry and detainer proceedings, provided that this remedy is not exclusive or in derogation of any other right or remedy available to the Mortgagee.

(e)   The proceeds from any sale or other disposition of the Premises shall be applied by the Mortgagee in the following order and priority: (i) to the payment of all costs and expenses incurred by the Mortgagee in connection with the enforcement of the Mortgagee's rights and remedies under Section 7.3(c) and (d) above and the sale or other disposition of the Premises or any part thereof, including, without limitation, all reasonable fees and out-of-pocket expenses of counsel for the Mortgagee to the maximum extent permitted by law, (ii) to the payment of interest and other costs and charges due in connection with the Note or the Indebtedness Secured Hereby in such order of application as the Mortgagee shall determine in its sole discretion, and (iii) to the payment of the principal balance of the Indebtedness Secured Hereby.

Notwithstanding the foregoing, upon the occurrence of an Event of Default described in Section 7.1 with respect to the Mortgagor, the entire Indebtedness Secured Hereby secured by this Mortgage, including all interest accrued and unpaid thereon and all other amounts payable under the Note or this Mortgage, shall be immediately due and payable without presentment, demand, protest or notice of any kind.

7.4   Appraisement. In the event of any judicial foreclosure hereunder, the court shall direct the sale of the Premises to be with or without appraisement, as Mortgagee may elect at the time judgment is rendered.

7.5   Rights Under Uniform Commercial Code. In addition to the rights available to a Mortgagee of real property Mortgagee shall also have all the rights, remedies and recourse available to a secured party under the Uniform Commercial Code including the right to proceed under the provisions of the Uniform Commercial Code governing default as to any property which is subject to the security interest created by this Mortgage or to proceed as to such personal property in accordance with the procedures and remedies available pursuant to a foreclosure of real estate.

7.6   Due on Sale or Mortgaging, Etc. In the event of a Transfer without the written consent of the Mortgagee being first obtained, whether voluntarily, involuntarily, or by operation of law, then at the sole option of the Mortgagee, the Mortgagee may declare the entire unpaid principal balance together with accrued interest, due and payable in full and call for payment of the same in full at once. Any such payment shall be subject to the requirements, if any, in the Note providing for the payment of a prepayment premium in the event of a non-permitted Transfer. Notwithstanding the foregoing, Mortgagee hereby consents to the transfer of an interest in the Premises to the Tenants in Common as permitted by the Loan Agreement. A consent by the Mortgagee as to any one Transfer shall not be deemed to be a waiver of the right to require consent to a future Transfer. As used herein, the term "Transfer" shall include any sale, grant, pledge, assignment, mortgage, encumbrance, security interest, consensual lien, hypothecation, lease (other than bona fide third party leases for actual occupancy by an unrelated, unaffiliated tenant), transfer or divesture, or otherwise, of or an interest in (i) the Premises or (ii) the Mortgagor or (iii) any underlying ownership in the Mortgagor or (iv) any entity controlling, managing or in control of the Mortgagor.

7.7   Rights Cumulative. Each right, power or remedy herein conferred upon the Mortgagee is cumulative and in addition to every other right, power or remedy, express or implied, now or hereafter arising, available to Mortgagee, at law or in equity, or under any other agreement, and each and every right, power and remedy herein set forth or otherwise so existing may be exercised from time to time as often and in such order as may be deemed expedient by the Mortgagee and shall not be a waiver of the right to exercise at any time thereafter any other right, power or remedy. No delay or omission by the Mortgagee in the exercise of any right, power or remedy arising hereunder or arising otherwise shall impair any such right, power or remedy or the right of the Mortgagee to resort thereto at a later date or be construed to be a waiver of any default or Event of Default under this Mortgage or the Note.

7.8   Right to Discontinue Proceedings. In the event Mortgagee shall have proceeded to invoke any right, remedy or recourse permitted under this Mortgage and shall thereafter elect to discontinue or abandon the same for any reason, Mortgagee shall have the unqualified right to do so and in such event Mortgagor and Mortgagee shall be restored to their former positions with respect to the Indebtedness Secured Hereby. This Mortgage, the interest of the Mortgagee in the Premises and all rights, remedies and recourse of the Mortgagee shall continue as if the same had not been invoked.

8.   HAZARDOUS SUBSTANCE

8.1   Definitions. As used herein, the following definitions shall apply:

(a)   "Hazardous Substance" shall mean any hazardous or toxic material, substance or waste, pollutant or contaminant which is defined, prohibited, limited or regulated under any statute, law, ordinance, rule or regulation of any local, state, regional or Federal authority having jurisdiction over the property of the Mortgagor, or its use, including but not limited to any material, substance or waste which is (a)

defined, listed or otherwise classified as a hazardous substance, hazardous material, hazardous waste or other words of similar meaning under any Environmental Laws; (b) petroleum, petroleum hydrocarbons, and all petroleum products; (c) polychlorinated biphenyls; (d) lead; (e) urea formaldehyde; (f) asbestos and asbestos containing materials; (g) flammables and explosives; (h) infectious materials; (i) atmospheric radon at levels over 4 picocuries per cubic liter, (j) radio active materials; or (k) defined, prohibited, limited or regulated as a hazardous substance or hazardous waste under any rules or regulations promulgated under any Environmental Laws. Notwithstanding the foregoing, a *de minimis* quantity of hazardous or toxic material, substance, or waste, such as is customarily utilized in the ordinary course of the Mortgagor's business such as common cleaning products and solvents, shall not be considered to be a Hazardous Substance for purposes hereof.

(b) "**Environmental Laws**" shall mean any international, federal, state or local statute, law, regulation, order, consent, decree, judgment, permit, license, code, covenant, deed restriction, common law, treaty, convention, ordinance or other requirement relating to public health, safety or the environment, including, without limitation, those relating to releases, discharges or emissions to air, water, land or groundwater, to the withdrawal or use of groundwater, to the use and handling of polychlorinated biphenyls or asbestos, to the disposal, treatment, storage or management of hazardous or solid waste, or Hazardous Substances or crude oil, or any fraction thereof, or to exposure to toxic or hazardous materials, or to the handling, transportation, discharge or release of gaseous or liquid Hazardous Substances and any regulation, order, notice or demand issued pursuant to such law, statute or ordinance in each case applicable to the property of the Mortgagor or its affiliates, if any, including without limitation the following: the Comprehensive Environmental Response, Compensation and Liability Act, the Superfund Amendments and Reauthorization Act, the Solid Waste Disposal Act, the Resource Conservation and Recovery Act, the Hazardous and Solid Waste Act, the Hazardous Substances Transportation Act, the Federal Water Pollution Control Act, the Clean Water Act, the Safe Drinking Water Act, the Clean Air Act, the Toxic Substances Control Act, the Occupational Safety and Health Act, the Emergency Planning and Community Right-to-Know Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Rivers and Harbors Appropriation Act, the Endangered Species Act, the National Environmental Policy Act, the Oil Pollution Act, and any state or local law, and any state statute or local ordinance implementing the same, and any further amendments thereto and all rules and regulations promulgated thereunder.

8.2 <u>Covenants of Mortgagor</u>. Mortgagor hereby covenants to Mortgagee that Mortgager (unless otherwise indicated) shall (a) comply and shall cause all occupants of the Premises to comply with all federal, state and local laws, rules, regulations and orders with respect to the discharge, generation, removal, transportation, storage and handling of Hazardous Substances, (b) remove any Hazardous Substances immediately upon discovery of same, in accordance with applicable laws, ordinances and orders of governmental authorities having jurisdiction thereof, (c) Mortgagor shall pay or cause to be paid all costs associated with such

removal; (d) prevent the migration of Hazardous Substances from or through the Premises onto or under other properties; (e) keep the Premises free of any lien imposed pursuant to any state or federal law, rule, regulation or order in connection with the existence of Hazardous Substances on the Premises; (f) not install or permit to be incorporated into any improvements in the Premises or to exist in or on the Premises any asbestos, asbestos containing materials, urea formaldehyde insulation or any other chemical or substance which has been determined to be a hazard to health and environment; (g) not cause or permit to exist, as a result of an intentional or unintentional act or omission on the part of Mortgagor or any occupant of the Premises, a releasing, spilling, leaking, pumping, emitting, pouring, emptying or dumping of any Hazardous Substances onto the Premises or into waters or other lands; and (h) give all notifications and prepare all reports required by Environmental Laws or any other law with respect to Hazardous Substances existing on, released from or emitted from the Premises.

8.3   Representations of Mortgagor. Mortgagor represents that, to the best of its knowledge and without further inquiry, and except as disclosed by the Environmental Site Assessment delivered to and accepted by the Mortgagee, (i) the Premises has been and is free from contamination by Hazardous Substances but including neither (A) immaterial quantities of automotive motor oil leaked inadvertently from vehicles in the ordinary course of the operation of the Premises and cleaned up in accordance with reasonable property management procedures and any applicable law nor (B) immaterial quantities of substances customarily and prudently used in the cleaning and maintenance of the Premises in accordance with any applicable law, (ii) no release of any such Hazardous Substance has occurred on or about the Premises, (iii) that the Premises currently complies, and will comply based on its anticipated use, with all current Environmental Laws, (iv) that, in connection with the ownership, operation, and use of the Premises, all necessary notices have been filed and all required permits, licenses and other authorizations have been obtained, including those relating to the generation, treatment, storage, disposal or use of Hazardous Substances, (v) that there is no present or to the best of Mortgagor's knowledge following inquiry as a duly diligent property owner, past or threatened investigation, inquiry or proceeding relating to the environmental condition of, or to events on or about, the Premises, and (vi) there are not to the best of Mortgagor's knowledge any underground storage tanks currently existing or to the extent such underground storage tanks are existing they are registered under the required Environmental Laws and do not contain any leakages, and (vii) Mortgagor has not received nor does it have any knowledge of any summons, citation, directive, letter or other communication, written or oral, from any local, state or federal governmental agency concerning (A) the existence of Hazardous Substances on the Premises or in the immediate vicinity, (B) the transportation, releasing, spilling, leaking, pumping, pouring, emitting, emptying, or dumping of Hazardous Substances onto the Premises or into waters or other lands or (C) violation of Environmental Laws.

8.4   Environmental Indemnification. The Mortgagor indemnify and hold harmless the Mortgagee, its officers, directors, employees, agents, contractors, subcontractors, licensees, invitees, successors and assigns ("Indemnified Parties") from and against any and all claims, losses, liabilities (including without limitation strict liability), suits, obligations, fines, damages, judgments, injuries, administrative orders, consent agreements and orders, penalties, actions, causes of action, charges, costs and expenses, including without limitation attorneys' fees and consultants' fees (i) arising out of the inclusion in the Premises of Hazardous Substances or the presence on, the release from, the generation, manufacture, refining, treatment, storage, handling or disposal on, in or from the Premises of any Hazardous Substances, or any underground or above ground storage tanks containing Hazardous Substances and the cost of removal and remediation of the foregoing, or (ii) arising out of the transportation, discharge or removal from the Premises of any Hazardous Substance, or (iii) arising out of the inclusion in any product manufactured on the Premises of a Hazardous Substance; or (iv) arising out of the failure to perform the removal or abatement of or to institute a safe, effective and environmentally approved control plan for any Hazardous Substance or the replacement or removal of any soil, water, surface water, or ground water containing Hazardous Substance in accordance with Environmental Laws; or (v) arising out of the existence of any environmental lien against the Premises pursuant to any Environmental Laws; or (vi) arising out of any violation or claim of violation of Environmental Laws with respect to the Premises; or (vii) arising out of any administrative proceedings and negotiations of any description with any and all persons, political subdivisions, or governmental agencies in connection with an alleged or actual violation of an Environmental Law or presence of Hazardous Substance on the Premises; or (viii) arising out of any breach of any of the representations and covenants Substances and Environmental Laws (collectively the "**Indemnified Loss**"). Mortgagor shall bear, pay and discharge such Indemnified Loss as and when the same becomes due and payable.

8.5 <u>Run with Land</u>. These covenants, representations, warranties and indemnities shall be deemed continuing covenants, representations, warranties and indemnities running with the Premises for the benefit of the Mortgagee, and any successors and assigns of the Mortgagee, including any purchaser at a Mortgage foreclosure sale, any transferee of the title of the Mortgagee or any subsequent purchaser at a foreclosure sale, and any subsequent owner of the Premises claiming through or under the title of Mortgagee and shall survive any foreclosure of this Mortgage and any acquisition of title by Mortgagee. The amount of all such indemnified loss, damage, expense or cost, shall bear interest thereon at the rate of interest in effect on the Note and shall become so much additional Indebtedness Secured Hereby and shall become immediately due and payable in full on demand of the Mortgagee, its successors and assigns. The indemnification contained herein shall be a personal monetary obligation of the Mortgagor notwithstanding any provision of this Mortgage to the contrary that limit or exculp the personal liability of the Mortgagor and/or require the Mortgagee to look solely to the security of the Premises.

8.6 <u>Duration</u>. Notwithstanding anything in this indenture to the contrary, the indemnifications herein shall not apply to the introduction of Hazardous Substances on or to the Premises by anyone other than Mortgagor where such introduction occurs on or after the date that the Mortgagee acquires title to the Premises through foreclosure free of any right of redemption or by a deed in lieu of foreclosure (the "**Transfer Date**"); provided, however, Mortgagor shall bear the burden of proof that the initial introduction of such Hazardous Substances (i) occurred subsequent to the Transfer Date, (ii) did not occur as a result of any acts or inaction of the Mortgagor, and (iii) did not occur as a result of a continuing migration or release of any Hazardous Substances initially introduced, stored, or manufactured on the Premises prior to the Transfer Date.

9.   MISCELLANEOUS

9.1   Release of Mortgage. When all Indebtedness secured hereby has been paid, the Mortgagee's security interest in the Collateral and all assignments herein contained shall be void and this Mortgage shall be released by the Mortgagee at the cost and expense of the Mortgagor.

9.2   Choice of Law. Notwithstanding the place of execution of this instrument, the parties to this instrument have contracted for Alabama law to govern this instrument and it is controllingly agreed that this instrument is made pursuant to and shall be construed and governed by the laws of the State of Alabama without regard to the principles of conflicts of law.

9.3   WAIVER OF JURY TRIAL. The Borrower irrevocably waives any and all right to a trial by jury in any legal proceeding arising out of or relating to this Note or any other documents or transactions contemplated hereby.

9.4   Successors and Assigns. Until all of the Indebtedness Secured Hereby has been paid in full (except for Mortgagor's indemnity obligations in Section 8.4, which shall survive payment of the Indebtedness Secured Hereby), this Mortgage and each and every covenant, agreement and other provision hereof shall be binding upon Mortgagor and its successors and assigns including without limitation each and every record owner of the Premises or any other person having an interest therein, and shall run with the land and inure to the benefit of the Mortgagee and its successors and assigns. As used herein the words "successors and assigns" shall also be deemed to include the heirs, representatives, administrators and executors of any natural person who is or becomes a party to this Mortgage. In the event that the ownership of the Premises becomes vested in a person or persons other than the Mortgagor, the Mortgagee shall not have any obligation to deal with such successor or successors in interest unless such transfer is permitted by this Mortgage and then only upon being notified in writing of such change of ownership. Upon such notification, the Mortgagee may thereafter deal with such successor in place of Mortgagor without any obligation to thereafter deal with Mortgagor and without waiving any liability of Mortgagor hereunder or under the Note. No change of ownership shall in any way operate to release or discharge the liability of the Mortgagor hereunder unless such release or discharge is expressly agreed to in writing by the Mortgagee.

9.5   Unenforceability of Certain Clauses. The unenforceability or invalidity of any provisions hereof shall not render any other provision or provisions herein contained unenforceable of invalid.

9.6   Captions and Headings. The captions and headings of the various sections of this Mortgage are for convenience only and are not to be construed as confining or limiting in any way the scope or intent of the provisions hereof. Whenever the context requires or permits the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

9.7   Amendment/Modification. Any amendment to or modification of this Mortgage may be made in writing by and between Mortgagor and Mortgagee without necessity of joinder therein by the Trustee. No oral waiver, amendment, or modification may be implied and the same must be executed by the party against whom enforcement is sought.

9.8   Notices. Any notices and other communications permitted or required by the provisions of this Mortgage (except for telephonic notices expressly permitted) shall be in writing and shall be deemed to have been properly given or served by depositing the same with the United States Postal Service, or any official successor thereto, designated as Certified Mail, Return Receipt Requested, bearing adequate postage, or deposited with reputable private courier or overnight delivery service, and addressed as hereinafter provided. Each such notice shall be effective upon being deposited as aforesaid. The time period within which a response to any such notice must be given, however, shall commence to run from the date of receipt of the notice by the addressee thereof. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice sent. By giving to the other party hereto at least ten (10) days' notice thereof, either party hereto shall have the right from time to time to change its address and shall have the right to specify as its address any other address within the United States of America.

Each notice to Mortgagee shall be addressed as follows:

Central National Bank & Trust Co. of Enid
324 W. Broadway
Enid, OK 73701
Attn: Chad Lareau, Vice President

With a copy to:

Craig A. Kepler, Esq.
Rider Bennett, LLP
33 South Sixth Street, Suite 4900
Minneapolis, MN 55402

Each notice to Mortgagor shall be addressed as follows:

Hoover Senior Living Property, LLC
3723 Fairview Industrial Dr. SE. Suite 270
Salem, OR 97302

With a copy to:

Timothy D. Dozois, Esq.
Davis Wright Tremaine LLP
1300 SW Fifth Avenue, Suite 2300
Portland, OR 97201

Any notice to the tenants in common shall be addressed to their respective addresses as provided to Mortgagee from time to time.

9.9   Savings Clause. Mortgagor agrees to pay an effective rate of interest which is the stated rate provided for in the Note plus any additional rate of interest resulting from any charges of interest or in the nature of interest paid or to be paid in connection with the Loan, including without limitation, any amounts paid pursuant to the provision of the Note, the Loan Agreement, and this Mortgage. It is expressly stipulated and agreed to be the intent of Mortgagor, and Mortgagee at all times to comply with applicable state law or applicable United States federal law (to the extent that it permits the Mortgagee to contract for, charge, take, reserve, or receive a greater amount of interest than under state law) and that this section shall control every other covenant and agreement in the Note, this Mortgage and any other loan documents delivered in connection with this instrument ("**Loan Documents**"). If the applicable law is ever judicially interpreted so as to render usurious any amount called for under the Note, this Mortgage or under any of the other Loan Documents, or contracted for, charged, taken, reserved, or received with respect to the indebtedness evidenced by the Note ("**Indebtedness**"), or if the Mortgagee's exercise of the option to accelerate the maturity of the Note, or if any prepayment by Mortgagor results in Mortgagor having paid any interest in excess of that permitted by applicable law, then it is Mortgagor's and Mortgagee's express intent that all excess amounts theretofore collected by Mortgagee shall be credited on the principal balance of the Note and all other Indebtedness (or, if the Note and all other Indebtedness have been or would thereby be paid in full, refunded to Mortgagor and Mortgagor agree to accept such refund), and the provisions of the Note and this Mortgage and the other Loan Documents shall immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced without the necessity of the execution of any new documents, so as to comply with the applicable law, but so as to permit the recovery of the fullest amount otherwise called for hereunder or thereunder. All sums paid or agreed to be paid to Mortgagee for the use, forbearance, or detention of the Indebtedness shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full stated term of the Indebtedness until payment in full so that the rate or amount of interest on account of the Indebtedness does not exceed the maximum lawful rate from time to time in effect and applicable to the Indebtedness for so long as the Indebtedness is outstanding. Notwithstanding anything to the contrary contained herein or in any of the other Loan Documents, it is not the intention of the Mortgagee to accelerate the maturity of any interest that has not accrued at the time of such acceleration or to collect unearned interest at the time of such acceleration.

9.10   Consent to Jurisdiction. Each Mortgagor submit(s) and consent(s) to personal jurisdiction of the Courts of the State of Alabama and Courts of the United States of America sitting in such State for the enforcement of this instrument and waive(s) any and all personal rights under the laws of any state or the United States of America to object to jurisdiction in the State of Alabama. Litigation may be commenced in any state court of general jurisdiction for the State of Alabama or the United States District Court located in that state, at the election of the Mortgagee. Nothing contained herein shall prevent Mortgagee from bringing any action against any other party or exercising any rights against any security given to Mortgagee or against the Mortgagor personally, or against any property of the Mortgagor, within any other state. Commencement of any such action or proceeding in any other state shall not constitute a waiver of consent to jurisdiction or of the submission made by the Mortgagor to personal jurisdiction within the State of Alabama.

9.11   WAIVER OF AUTOMATIC STAY. EACH MORTGAGOR HEREBY AGREES THAT, IN CONSIDERATION OF MORTGAGEE'S AGREEMENT TO MAKE THE LOAN AND IN RECOGNITION THAT THE FOLLOWING COVENANT IS A MATERIAL INDUCEMENT FOR MORTGAGEE TO MAKE THE LOAN, IN THE EVENT THAT

MORTGAGOR SHALL (A) FILE WITH ANY BANKRUPTCY COURT OF COMPETENT JURISDICTION OR BE THE SUBJECT OF ANY PETITION UNDER ANY SECTION OR CHAPTER OF TITLE 11 OF THE UNITED STATES CODE, AS AMENDED (THE "BANKRUPTCY CODE"), OR SIMILAR LAW OR STATUTE; (B) BE THE SUBJECT OF ANY ORDER FOR RELIEF ISSUED UNDER THE BANKRUPTCY CODE OR SIMILAR LAW OR STATUTE; (C) FILE OR BE THE SUBJECT OF ANY PETITION SEEKING ANY REORGANIZATION, ARRANGEMENT, COMPOSITION, READJUSTMENT, LIQUIDATION, DISSOLUTION, OR SIMILAR RELIEF UNDER ANY PRESENT OR FUTURE FEDERAL OR STATE ACT OR LAW RELATING TO BANKRUPTCY, INSOLVENCY, OR OTHER RELIEF FOR DEBTORS; (D) HAVE SOUGHT OR CONSENTED TO OR ACQUIESCED IN THE APPOINTMENT OF ANY TRUSTEE, RECEIVER, CONSERVATOR, OR LIQUIDATOR; OR (E) BE THE SUBJECT OF AN ORDER, JUDGMENT OR DECREE ENTERED BY ANY COURT OF COMPETENT JURISDICTION APPROVING A PETITION FILED AGAINST ANY READJUSTMENT, LIQUIDATION, DISSOLUTION, OR SIMILAR RELIEF UNDER ANY PRESENT OR FUTURE FEDERAL OR STATE ACT OR LAW RELATING TO BANKRUPTCY, INSOLVENCY OR RELIEF FOR DEBTORS, THEN, TO THE EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO COURT APPROVAL, HOLDER SHALL THEREUPON BE ENTITLED, AND MORTGAGOR HEREBY IRREVOCABLY CONSENTS TO, AND WILL NOT CONTEST, AND AGREES TO STIPULATE TO, RELIEF FROM ANY AUTOMATIC STAY OR OTHER INJUNCTION IMPOSED BY SECTION 362 OF THE BANKRUPTCY CODE, OR SIMILAR LAW OR STATUTE (INCLUDING, WITHOUT LIMITATION, RELIEF FROM ANY EXCLUSIVE PERIOD SET FORTH IN SECTION 1121 OF THE BANKRUPTCY CODE) OR OTHERWISE, ON OR AGAINST THE EXERCISE OF THE RIGHTS AND REMEDIES OTHERWISE AVAILABLE TO HOLDER AS PROVIDED IN THE LOAN DOCUMENTS, AND AS OTHERWISE PROVIDED BY LAW, AND MORTGAGOR HEREBY IRREVOCABLY WAIVES ITS RIGHTS TO OBJECT TO SUCH RELIEF.

10.   STATE SPECIFIC PROVISIONS – ALABAMA

10.1   Interpretation. In the event of any conflict between the terms and provisions of this Article 10 and the remainder of this Mortgage, the terms and provisions of this Article 10 shall govern and control. Upon the occurrence of any Event of Default, Mortgagee may, at Mortgagee's option, do any one or more of the following, either successively or concurrently:

(a)   Foreclosure Sale. Upon the occurrence of any Event of Default, or at any time thereafter, this Mortgage shall be subject to foreclosure and may be foreclosed as now provided by law in case of past due mortgages, and the Mortgagee shall be authorized, at its option, whether or not possession of the Collateral is taken, after giving notice by publication once a week for three (3) consecutive weeks of the time, place and terms of each such sale by publication in a newspaper published in the county or counties wherein the Collateral or any part thereof is located, to sell the Collateral (or such part or parts thereof as the Mortgagee may from time to time elect to sell) in front of such county's courthouse door, at public outcry, to the highest bidder for cash. The Mortgagee, its successors and assigns, may bid at any sale or sales had under the terms of this Mortgage and may purchase the

Collateral, or any part thereof, if the highest bidder therefor. The purchaser at any such sale or sales shall be under no obligation to see to the proper application of the purchase money. At any foreclosure sale, any part or all of the Collateral, real, personal or mixed, may be offered for sale in parcels or en masse for one total price, the proceeds of any such sale en masse to be accounted for in one account without distinction between the items included therein or without assigning to them any proportion of such proceeds, the Mortgagor hereby waiving the application of any doctrine of marshaling or like proceeding. In case the Mortgagee, in the exercise of the power of sale herein given, elects to sell the Collateral in parts or parcels, sales thereof may be held from time to time, and the power of sale granted herein shall not be fully exercised until all of the Collateral not previously sold shall have been sold or all the Indebtedness Secured Hereby shall have been paid in full.

(b)   Foreclosure Deeds.   The Mortgagor hereby authorizes and empowers the Mortgagee or the auctioneer at any foreclosure sale had hereunder, for and in the name of the Mortgagor, to execute and deliver to the purchaser or purchasers of any of the Collateral sold at foreclosure good and sufficient deeds of conveyance or bills of sale thereto.

(c)   Application of Proceeds.   All payments received by the Mortgagee as proceeds of the Collateral, or any part thereof, as well as any and all amounts realized by the Mortgagee in connection with the enforcement of any right or remedy under or with respect to this Mortgage, shall be applied by the Mortgagee as follows: (i) to the payment of all necessary expenses incident to the execution of any foreclosure sale or sales or other remedies under this Mortgage, including reasonable attorneys' fees as provided herein, (ii) to the payment in full of any of the Indebtedness Secured Hereby that is then due and payable (including without limitation principal, accrued interest, advances and all other sums secured hereby) and to the payment of attorneys' fees as provided herein and in the Note, (iii) any other sums that might be due under this Mortgage, the Note, the Loan Agreement, or the Loan Documents, which have not otherwise been contemplated above, and (iv) the remainder, if any, shall be paid to the Mortgagor or such other person or persons as may be entitled thereto by law, after deducting therefrom the cost of ascertaining their identity.

(d)   Multiple Sales.   Upon the occurrence of any Event of Default or at any time thereafter, the Mortgagee shall have the option to proceed with foreclosure, either through the courts or by proceeding with foreclosure as provided for in this Mortgage, but without declaring the whole Indebtedness Secured Hereby due. Any such sale may be made subject to the unmatured part of the Indebtedness Secured Hereby, and such sale, if so made, shall not in any manner affect the unmatured part of the Indebtedness Secured Hereby, but as to such unmatured part of the Indebtedness Secured Hereby shall remain in full force and effect as though no sale had been made under the provisions of this paragraph. Several sales may be made under the provisions of this paragraph without exhausting the right of sale for any remaining part of the Indebtedness Secured Hereby whether then matured or unmatured, the purpose hereof being to provide for a foreclosure and sale of the Collateral for any matured part of the Indebtedness Secured Hereby without exhausting any power of foreclosure and the power to sell the Collateral for any other part of the Indebtedness Secured Hereby, whether matured at the time or subsequently maturing.

(e)   <u>Waiver of Appraisement Laws</u>. The Mortgagor waives, to the fullest extent permitted by law, the benefit of all laws now existing or hereafter enacted providing for (i) any appraisement before sale of any portion of the Collateral (commonly known as appraisement laws), or (ii) any extension of time for the enforcement of the collection of the Indebtedness Secured Hereby or any creation or extension of a period of redemption from any sale made in collecting the Indebtedness Secured Hereby (commonly known as stay laws and redemption laws).

(f)   <u>Prerequisites of Sales</u>. In case of any sale of the Collateral as authorized by this paragraph, all prerequisites to the sale shall be presumed to have been performed, and in any conveyance given hereunder all statements of facts, or other recitals therein made, as to the non-payment of any of the Indebtedness Secured Hereby or as to the advertisement of sale, or the time, place and manner of sale, or as to any other fact or thing, shall be taken in all courts of law or equity as <u>prima facie</u> evidence that the facts so stated or recited are true.

(g)   **NOTICE. MORTGAGOR UNDERSTANDS AND AGREES THAT IF AN EVENT OF DEFAULT (AS DEFINED IN SECTION 7.1 OF THIS MORTGAGE) SHALL OCCUR, MORTGAGEE HAS AMONG ITS RIGHTS THE RIGHT TO FORECLOSE THIS MORTGAGE BY ADVERTISEMENT PURSUANT TO SECTION 10.1(a), ABOVE; THAT IF MORTGAGEE ELECTS TO FORECLOSE BY ADVERTISEMENT, IT MAY CAUSE THE MORTGAGED PROPERTY, OR ANY PART THEREOF, TO BE SOLD AT PUBLIC AUCTION; THAT NOTICE OF SUCH SALE MUST BE PUBLISHED AND GIVEN PERSONALLY TO THE PERSONS IN POSSESSION OF THE MORTGAGED PROPERTY AS PROVIDED BY ALABAMA STATUTES.**

MORTGAGOR FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF SUCH DEFAULT MORTGAGEE MAY TAKE POSSESSION OF ANY PERSONAL PROPERTY SECURED BY THE MORTGAGE AND DISPOSE OF THE SAME BY SALE OR OTHERWISE IN ONE OR MORE PARCELS PROVIDED THAT AT LEAST TEN (10) DAYS' PRIOR NOTICE OF SUCH DISPOSITION MUST BE GIVEN TO MORTGAGOR, ALL AS PROVIDED FOR BY THE ALABAMA UNIFORM COMMERCIAL CODE, AS HEREAFTER AMENDED OR BY ANY SIMILAR OR REPLACEMENT STATUTE HEREAFTER ENACTED.

MORTGAGOR HEREBY RELINQUISHES, WAIVES AND GIVES UP ANY CONSTITUTIONAL RIGHT TO NOTICE AND A HEARING BEFORE THE SALE OF THE MORTGAGED PREMISES AND EXPRESSLY CONSENTS AND AGREES THAT THE MORTGAGED PREMISES MAY BE FORECLOSED BY ADVERTISEMENT AND THAT ANY PERSONAL PROPERTY MAY BE DISPOSED OF PURSUANT TO THE ALABAMA UNIFORM COMMERCIAL CODE, ALL AS DESCRIBED ABOVE.

MORTGAGOR ACKNOWLEDGES THAT IT IS REPRESENTED BY COMPETENT LEGAL COUNSEL; THAT BEFORE MORTGAGOR SIGNED THIS DOCUMENT, THIS SECTION 10.1 AND MORTGAGOR'S CONSTITUTIONAL RIGHTS WERE FULLY EXPLAINED BY SUCH COUNSEL, OR MORTGAGOR HAS HAD THE OPPORTUNITY TO CONSULT WITH LEGAL COUNSEL AND HAS CHOSEN NOT TO, AND THAT MORTGAGOR UNDERSTANDS THE NATURE AND EXTENT OF THE RIGHTS WAIVED HEREBY AND THE EFFECT OF SUCH WAIVER.

10.2   If Mortgagee is the purchaser of the Collateral, or any part thereof, at any sale thereof (including any Sale of the Collateral as contemplated in Subsection 10.1 hereof), whether such sale be under the power of sale, or upon any other foreclosure or enforcement of the assignments, liens, and security interests hereof, or otherwise, Mortgagee shall, upon any such purchase, acquire good title to the Collateral so purchased, free of the assignments, liens, and security interests of these presents.

10.3   Certain Matters Relating to Collateral Located in the State of Alabama. Notwithstanding anything contained herein to the contrary, the Mortgagor hereby warrants that the Premises form no part of any property owned, used or claimed by any Mortgagor as a residence or business homestead and is not exempt from forced sale under the laws of the State in which the Premises are located. Mortgagor hereby disclaims and renounces each and every claim to all or any portion of the Premises as a homestead. Mortgagor represents and warrants that the Premises is not used primarily for agricultural purposes.

IN WITNESS WHEREOF, the Mortgagor has caused these presents to be executed as of the date first above written.

HOOVER SENIOR LIVING PROPERTY, LLC,
an Oregon limited liability company

By: Senior Living Properties III, LLC,
an Oregon limited liability company
Its: Sole Member



By: ______________________
Curtis Brody
Its Manager

STATE OF OREGON

COUNTY OF Marion

I, the undersigned, a notary public in and for said county in said state, hereby certify that CURTIS BRODY, whose name as manager of Senior Living Properties III, LLC, an Oregon limited liability company, in its capacity as the sole member of HOOVER SENIOR LIVING PROPERTY, LLC, an Oregon limited liability company, is signed to the foregoing instrument, and who is known to me, acknowledged before me on this day that, being informed of the contents of said instrument, he, as such manager and with full authority, executed the same voluntarily for and as the act of said limited liability company, acting in its capacity as aforesaid.

Given under my hand and official seal this 21 day of December, 2006.

My Commission Expires: 6-12-2010



Notary Public



[NOTARIAL SEAL REQUIRED]

OFFICIAL SEAL
KRISTINE BERNARD
NOTARY PUBLIC - OREGON
COMMISSION NO. 406973
MY COMMISSION EXPIRES JUNE 12, 2010

THIS DOCUMENT WAS PREPARED BY
AND WHEN RECORDED RETURN TO:

Craig A. Kepler
Rider Bennett, LLP
33 South Sixth Street, Suite 4900
Minneapolis, MN 55402

EXHIBIT A

Legal Description

LOT 1, THE PARK AT RIVERCHASE AS RECORDED IN MAP BOOK 187, PAGE 73 IN THE PROBATE OFFICE OF JEFFERSON COUNTY, ALABAMA.

EXHIBIT B

Permitted Encumbrances

None.

200701090000046700 36/36
Bk: LR200701 Pg:14260
Jefferson County,Alabama
01/09/2007 11:13:40 AM MTG
Fee - $92.00

Mortage Tax -$9492.00
Total of Fees and Taxes-$9584.00
LINDA

EXHIBIT "B"
Escrow Agent Wire Instructions

WIRE TO: Columbus Bank & Trust
                Company, Columbus, GA
                ABA # 061100606
                Beneficiary Bank: Bank of North Georgia
                ABA # 261170290
                Beneficiary: Gregory D. Hughes, Escrow
                      Account
                Account No. 100040328

EXHIBIT "C"

ESCROW AGREEMENT

THIS AGREEMENT made and entered into as of the 8th day of April, 2010 by and among CSC Enid Properties, LLC, a limited liability company (hereinafter referred to as "Seller"), Riverchase Village ADK, LLC, a Georgia limited liability company (hereinafter referred to as "Purchaser") and Hughes and White (hereinafter referred to as "Escrow Agent").

W I T N E S S E T H:

WHEREAS, Seller and Purchaser have entered into a Purchase Agreement, dated as of April 8th, 2010, for certain real and personal property as is currently encumbered by the lien of a mortgage to Seller dated January 5, 2007 and recorded in the Office of the Judge of Probate of Jefferson County, Alabama, in Book LR 200701, at Page 14260, *et seq.* (the "Mortgage"), a copy of which is attached hereto as Exhibit "A" (hereinafter referred to as the "Property"); and

WHEREAS, Purchaser and Seller desire to have Escrow Agent hold certain funds as required under the contract for the Purchase Agreement, in escrow, pursuant to the terms hereof.

NOW, THEREFORE, in consideration of the premises and of good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the parties hereto covenant and agree as follows:

Seller and Purchaser hereby appoint Hughes and White as Escrow Agent hereunder.

Purchaser has deposited and delivered to the Escrow Agent a wire transfer in the amount of $150,000.00 representing the Earnest Money called for under the Purchase Agreement.

The Escrow Agent agrees to deposit said funds Agents non-interest bearing attorneys escrow account, and to hold and disburse said funds as herein provided.

Upon written notification from Purchaser and Seller that the contemplated sale is to be consummated, or in the alternative, that the contemplated sale shall not take place, Escrow Agent shall deliver the Earnest Money as jointly instructed by the parties, assuming said written instructions are mutually compatible. In an event of a dispute between any of the parties hereto sufficient in the sole discretion of Escrow Agent to justify its doing so, Escrow Agent shall be entitled to tender into the registry or custody of the Circuit Court of Jefferson County, Alabama all money or property in its hands held under the terms of this Escrow Agreement, together with such legal pleadings as it deems appropriate, and thereupon be discharged.

The parties hereto covenant and agree that in performing any of its duties under this agreement, Escrow Agent shall not be liable for any loss, costs, or damage which it may incur as a result of serving as Escrow Agent hereunder, except for any loss, costs, or damage arising out of its willful default or gross negligence.

Accordingly, Escrow Agent shall not incur any liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of its counsel given with respect to any questions relating to its duties and responsibilities, or (ii) to any action taken or omitted to be taken in reliance upon any document, including any written notice of instruction provided for in the Escrow Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or persons and to conform with the provisions of the Escrow Agreement. Escrow Agent shall not incur any liability for any loss or fund due to bank or other depository failure, suspension or cessation of business or any action or inaction on the part of the bank or other depository. Escrow Agent is specifically authorized to refuse to act except upon the written instructions of Purchaser and Seller.

Purchaser and Seller hereby agree to indemnify and hold harmless Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including without limitation, reasonable cost of investigation and attorneys fees and disbursements which may be imposed upon or incurred by Escrow Agent in connection with its serving as Escrow Agent hereunder.

If Purchaser should subsequently deliver any additional Earnest Money to Escrow Agent in connection with the sale contemplated by this Agreement, Escrow Agent shall hold such additional Earnest Money under the terms of this Agreement, unless instructed otherwise in writing by the parties.

[Signatures on Next Page]

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and its seal to be affixed thereto as of the day and year first above written.

SELLER:

CSC Enid Properties, LLC,
an Oklahoma limited liability company



By: _____
    Chad Lareau
    Its: Managing Member

Date of Execution: April 8th, 2010

PURCHASER:

Riverchase Village ADK, LLC,
a Georgia limited liability company



By: _____
    Chris Brogdon, Manager

Date of Execution: _____

HUGHES AND WHITE

_____

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and its seal to be affixed thereto as of the day and year first above written.

SELLER:

CSC Enid Properties, LLC,
an Oklahoma limited liability company



By: _____
Chad Lareau
Its: Managing Member

Date of Execution: April 8th, 2010

PURCHASER:

Riverchase Village ADK, LLC,
a Georgia limited liability company

By: _____
Chris Brogdon, Manager

Date of Execution: _____

HUGHES AND WHITE



_____